As filed with the Securities and Exchange Commission on August 4, 1995
                                                  Registration No. 33-58377


                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                              _______________


                          PRE-EFFECTIVE AMENDMENT
                                  NO. 1 TO
                                  FORM S-3
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933

                              _______________

                       PROGRESS FINANCIAL CORPORATION
           (Exact name of Registrant as specified in its charter)
                   Delaware                 23-2413363
               (State or other          (I.R.S. employer
               jurisdiction of          identification no.)
                organization)

                     Plymouth Meeting Executive Campus
                          600 West Germantown Pike
                 Plymouth Meeting, Pennsylvania  19462-1003
                               (610) 825-8800
  (Address, including zip code, and telephone number, including area code of Registrant's principal executive offices)
                              _______________

                               W. Kirk Wycoff
                   President and Chief Executive Officer
                       Progress Financial Corporation
                     Plymouth Meeting Executive Campus
                          600 West Germantown Pike
                 Plymouth Meeting, Pennsylvania  19462-1003
                               (610) 825-8800
          (Name, address, including zip code, and telephone number
                 including area code, of agent for service)
                              _______________

                                 Copies to:

                           Jeffrey D. Haas, Esq.
                           Philip R. Bevan, Esq.
                   Elias, Matz, Tiernan & Herrick L.L.P.
                   734 Fifteenth Street, N.W., Suite 1200
                          Washington, D.C.  20005
                               (202) 347-0300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.


     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the
following box.   [   ].


     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]


                      CALCULATION OF REGISTRATION FEE


                                 Proposed     Proposed
  Title of Each                  Maximum      Maximum
    Class of       Amount to     Offering    Aggregate    Amount of
  Securities to  be Registered   Price Per    Offering   Registration
  be Registered       (1)        Unit(2)      Price(2)       Fee

 Warrants          300,000        $6.00      $1,800,000    $620.69(3)



(1) Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, there are also being registered such additional Warrants as may become issuable pursuant to the anti-dilution provisions of the Warrants.


(2) Estimated solely for the purposes of calculating the Registration Fee pursuant to the provisions of Rule 457(g).


(3)  Previously paid.



     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further Amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       PROGRESS FINANCIAL CORPORATION
                           CROSS REFERENCE SHEET

       Showing the Location in the Prospectus of Information Required by Items 1 through 13 of Part I of Form S-3



 Registration Statement                Location or Caption in
 Item Number and Caption               Prospectus

 1.        Forepart of                 Outside Front Cover Page
           Registration Statement
           and Outside Front
           Cover of Prospectus

 2.        Inside Front and            Inside Front and Outside
           Outside Back Cover          Back Cover Pages;
           Pages of Prospectus         Available Information;
                                       Incorporation of Certain
                                       Documents by Reference

 3.        Summary Information,        Summary; Special
           Risk Factors and Ratio      Considerations
           of Earnings to Fixed
           Changes

 4.        Use of Proceeds             Use of Proceeds

 5.        Determination of            Not Applicable
           Offering Price

 6.        Dilution                    Not Applicable

 7.        Selling Security Holders    Selling Warrant Holders

 8.        Plan of Distribution        Outside Front Cover Page;
                                       Plan of Distribution

 9.        Description of              Description of Securities
           Securities to be
           Registered

 10.       Interests of Named          Not Applicable
           Experts and Counsel

 11.       Material changes            Recent Developments

 12.       Incorporation of            Incorporation of Certain
           Certain Information by      Documents by Reference
           Reference

 13.       Disclosure of               *
           Commission Position
           and Indemnification
           for Securities Act
           Liabilities




*  Item is omitted because answer is negative or item is inapplicable.

                  Subject to Completion-Dated August __, 1995



PROSPECTUS

                       PROGRESS FINANCIAL CORPORATION

                              300,000 Warrants
                         to Purchase 300,000 shares
                              of Common Stock


     This Prospectus relates to the public offering of up to 300,000 Warrants (the "Warrants") issued by Progress Financial Corporation (the "Company") by the holders thereof (the "Selling Warrant Holders"). See "Selling Warrant Holders" herein. Each Warrant entitles the holder thereof to purchase one share of the Company's Common Stock, $1.00 par value per share (the "Common Stock"), at an exercise price of $6.00, subject to adjustment. The Warrants are not exercisable until the earlier to occur of the effectiveness of a registration statement related to the Common Stock issuable upon exercise of the Warrants ("Common Stock Registration statement") or May 31, 1996. The Warrants are exercisable at anytime thereafter until 5:00 p.m., Eastern Time, on June 30, 1999. The Selling Warrant Holders directly, through agents designated from time to time, or through dealers or underwriters also to be designated, may sell the Warrants from time to time on terms to be determined at the time of sale. To the extent required, the specific Warrants to be sold, names of the Selling Warrant Holders, purchase price, public offering price, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution."


     The Selling Warrant Holders and any broker-dealer, agents or underwriters that participate with the Selling Warrant Holders in the distribution of the Warrants may be deemed to be "underwriters" within the meaning of the Securities Act and any commission received by them and any profit on the resale of the Warrants purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" herein for indemnification arrangements.


THE SECURITIES OFFERED HEREBY INVOLVE CERTAIN RISKS.  SEE "RISK FACTORS."


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION NOR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS, ANY REPRESENTATION TO THE CONTRARY
                     IS A CRIMINAL OFFENSE.


The date of this Prospectus is August __, 1995


RED HERRING:INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

     There has previously been no public market for the Warrants offered hereby and the Warrants will not be listed on a national securities exchange or qualified for trading on the automated quotation system of the National Association of Securities Dealers, Inc. ("NASD"). See "Risk Factors--Absence of Market." The Common Stock of the Company is traded in the over-the-counter market and is quoted through the Nasdaq National Market System under the symbol "PFNC." The last sale price of the Company's Common Stock as reported by Nasdaq on July 31, 1995 was $5.625 per share.



     The Company is paying all the expenses of registering the Warrants under the Securities Act of 1933, as amended ("Securities Act") (including filing, legal, and miscellaneous expenses in connection with the registration) which are estimated to aggregate approximately $36,000. The Company will not receive any of the proceeds from any sale of the Warrants by the Selling Warrant Holders. It is anticipated that the Company will maintain a current prospectus with respect to the Warrants until the earlier to occur of June 30, 1996 or until all the Warrants are sold. Each of the Selling Warrant Holders will severally pay or assume underwriting discounts, brokerage commissions or other charges incurred in any respective sale by them of the Warrants.


                           AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Commission's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is listed on the Nasdaq National Market System, and such reports, proxy statements and other information concerning the Company also may be inspected at the offices of the NASD, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed a Registration Statement on Form S-3 (herein together with all amendments and exhibits thereto, called the "Registration Statement") under the Securities Act with respect to the Warrants offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to the Company and the Warrants offered hereby, reference is made to the Registration Statement. Statements contained in the Prospectus concerning provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or attached hereto, each such statement being qualified in all respects by such references.



     So long as any of the Warrants are outstanding, whether or not the Company is subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, the Company will provide to all holders of the Warrants copies of such annual reports, quarterly reports and other documents that the Company would be required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act.


              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This Prospectus is summary in nature, does not purport to be a full and complete statement of the business, affairs and financial condition of the Company and should be read in conjunction with the following documents of the Company which have been filed with the Commission and are hereby incorporated by reference into this Prospectus:


          (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1994 ("Annual Report");

          (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995;

          (iii) the Company's Current Report on Form 8-K dated May 24,
                1995; and


          (iv)  the Company's Current Report on Form 8-K dated August __,
                1995.


     All documents filed by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act subsequent to the date hereof are hereby incorporated by reference in this Prospectus and shall be deemed a part hereof from the date of filing such documents with the Commission. Any statement contained herein, in any supplement or amendment hereof or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any supplement or amendment hereof modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any supplement or amendment hereof.

     Neither the delivery of this Prospectus nor any sale of securities made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or its affiliates since the date hereof or that the information contained herein is correct as of any time subsequent to its date.


     Copies of the documents incorporated by reference herein are available from the Company without charge (other than exhibits to such document, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates) to any person to whom this Prospectus is delivered, upon written request of such person. Requests for such copies should be directed to W. Kirk Wycoff, Chairman, President and Chief Executive Officer of the Company, at the Company's offices located at Plymouth Meeting Executive Campus, 600 West Germantown Pike, Plymouth Meeting, Pennsylvania 19462-1003. The Company's telephone number is (610) 825-8800.


                                  SUMMARY

     The following summary does not purport to be complete and is qualified in its entirety by the more detailed information, including the Consolidated Financial Statements and related Notes, referenced above and available from the Company.

THE COMPANY

     Progress Financial Corporation is a Delaware-chartered, registered thrift holding company headquartered in Plymouth Meeting, Pennsylvania.
The Company is the sole stockholder of Progress Federal Savings Bank, a federally chartered savings bank (the "Bank"), which has been engaged in the thrift business since 1878. The Company was organized in 1986 in connection with the reorganization of the Bank into a thrift holding company structure. The Bank conducts its business through six full-service offices located in Montgomery County, one full-service office in Delaware County and one full-service office in the Andorra section of Philadelphia in southeastern Pennsylvania. The Company plans to open one full-service office in Chester County. Unless the context otherwise requires, references herein to the Company include the Bank. At March 31, 1995, the Company had total consolidated assets of $347.0 million, total consolidated liabilities of $333.2 million, including total consolidated deposits of $277.8 million, and total consolidated stockholders' equity of $13.7 million.



     The principal business of the Company has in the past consisted of attracting deposits from the general public through its offices and using such deposits to originate loans secured by first mortgage liens on existing single-family residential real estate and existing multi-family residential and commercial real estate, construction loans (which in the past included land acquisition and development loans), commercial business loans, consisting primarily of loans to small and medium-sized businesses, and various consumer loans. The Company originates single-family residential real estate loans for sale in the secondary market and secured consumer loans, such as home equity loans and lines of credit. The Company also originates commercial business loans to small and medium sized businesses in the communities its branches serve and commercial real estate (including multi-family residential) and residential construction loans.
In addition, the Company invests in mortgage-backed securities which are insured or guaranteed by the U.S. Government and agencies thereof and other similar investments permitted by applicable laws and regulations. The Bank is also involved in real estate development and related activities, through its subsidiaries, primarily to facilitate the completion and sale of certain property held as real estate owned.



     The principal sources of funds for the Company's activities are amortization and repayment of loans, proceeds from sales of assets classified as available for sale, net savings inflows and advances from the Federal Home Loan Bank ("FHLB") of Pittsburgh. The Company's principal sources of revenues are interest and other payments on loans, including origination and servicing fees, interest on investments and mortgage-backed securities, service charges on deposits, gains (losses) from mortgage banking activities and from the sale of loans and mortgage-backed securities classified as available for sale and loan and other fee income. Its principal expenses are interest paid on deposits and advances from the FHLB of Pittsburgh, provisions for possible loan losses and real estate owned, personnel, occupancy and equipment, and other administrative expenses.



     The Company, as a registered savings and loan holding company, is subject to examination and regulation by the Office of Thrift Supervision ("OTS") and is subject to various reporting and other requirements of the Commission. The Bank, as a federally chartered savings bank, is subject to comprehensive regulation and examination by the OTS, as its chartering authority and primary regulator, and by the Federal Deposit Insurance Corporation ("FDIC"), which administers the Savings Association Insurance Fund ("SAIF"), which insures the Bank's deposits to the maximum extent permitted by law. The Bank is a member of the FHLB of Pittsburgh, which is one of the 12 regional banks which comprise the FHLB System. The Bank is further subject to regulations of the Board of Governors of the Federal Reserve System ("Federal Reserve Board") governing reserves required to be maintained against deposits and certain other matters.


     The Company's principal executive offices are located at Plymouth Meeting Executive Campus, 600 West Germantown Pike, Plymouth Meeting, Pennsylvania 19462-1003, and its telephone number is (610) 825-8800.


RISK FACTORS



     The Company has experienced financial and operating problems in recent periods and for these and other reasons an investment in the Warrants and the underlying Common Stock involves a certain degree of risk. Prospective purchasers should carefully consider the matters set forth under "Risk Factors."


SUMMARY OF TERMS OF THE WARRANTS


          Warrants Offered         Up to 300,000 Warrants are being offered
          Hereby  . . . . . .      hereby by the Selling Warrant Holders
                                   listed herein.  See "Selling Warrant
                                   Holders."


          Exercise of
          Warrants; Expiration     The Warrants may not be exercised, in
          Date  . . . . . . .      whole or in part, until the earlier to
                                   occur of the effective date of the
                                   Common Stock Registration Statement or
                                   May 31, 1996.  The Warrants may be
                                   exercised thereafter, in whole, or in
                                   part, at any time prior to 5:00 p.m.,
                                   Eastern Time, on June 30, 1999.

          Exercise Price  . .      Each Warrant entitles the holder thereof
                                   to purchase one share of Common Stock at an exercise price of $6.00 per share, subject to adjustment in certain situations. See "Description of the
                                   Warrants."

          Registration Rights. .   The Company has agreed to use its best
                                   efforts to file no later than December
                                   31, 1995, but in no event earlier than
                                   December 1, 1995, the Common Stock
                                   Registration Statement relating to the
                                   shares of Common Stock issuable upon
                                   exercise of the Warrants and to maintain the effectiveness of such Common Stock
                                   Registration Statement until the earlier to occur of the exercise of all the Warrants or June 30, 1999. See
                                   "Description of the Warrants."



DIVIDEND POLICY

     The Company is currently not paying dividends on the Common Stock.
The Company's ability to pay dividends on the Common Stock depends on the receipt of dividends from the Bank. Due to its financial condition, its recent results of operations and regulatory restrictions on the payment of dividends by the Bank, the Company does not anticipate resuming the payment of dividends on the Common Stock in the foreseeable future. See "Market Price for Common Stock and Dividends--Dividends."

               SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
               (Dollars in Thousands, Except Per Share Data)

     The selected consolidated financial and other data set forth below should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Consolidated Financial Statements and related Notes set forth in the Annual Report. See "Available Information."



                                  MARCH 31,                                 DECEMBER 31,
                                    1995      1994               1993            1992             1991            1990
  FINANCIAL CONDITION DATA:
  Total assets                   $346,958   $348,189           $333,209       $291,542         $312,622       $324,708
  Loans, net                      210,147    205,771            158,268        153,734          193,789        277,490
  Loans held for sale(1)              727        351             16,744          2,761               --             --
  Investment securities:
    Available for sale             13,022      4,627                 --             --               --             --
    Held to maturity                3,810     12,866              4,632          5,260            2,212          1,694
  Mortgage-backed securities:
    Available for sale(1)          90,601      9,103              8,893         25,072               --             --
    Held to maturity                9,145     93,673            117,054         60,939           47,875            315
  Deposits                        277,849    283,958            273,583        245,015          265,197        292,478
  Borrowings                       47,821     47,052             40,536         36,071           38,585         12,500
  Stockholders' equity             13,729     13,021             14,787          6,877            5,599         15,844
  Delinquent loans(2)               1,223      1,001              1,911          9,859            9,072         12,018
  Non-performing assets(2)          8,764      9,085             17,628         34,829           50,427         29,239
  Allowance for possible loan       1,611      1,502              2,113          2,703            5,483          4,123
  losses
  Book value per share(3)            4.19       3.98               4.52           6.81             5.54          15.69



                                              THREE MONTHS ENDED
                                                   MARCH 31,                      YEAR ENDED DECEMBER 31,
                                               1995         1994    1994       1993        1992        1991         1990
 OPERATIONS DATA:
 Interest income                              $6,498       5,078  $22,830      $20,824     $21,979    $ 27,122      $34,834
 Interest expense                              3,654       2,831   12,505       11,465      13,737      18,010       21,775
 Net interest income                           2,844       2,247   10,325        9,359       8,242       9,112       13,059
 Provision for possible loan losses              100          50      521          368         275      10,144        4,696
 Net interest income (expense) after
   provision for possible loan losses          2,744       2,197    9,804        8,991       7,967      (1,032)       8,363

 Gain (loss) from sales of securities            (35)        (70)    (322)         215       1,197         341           --
 Gain (loss) from mortgage banking                (1)       (126)    (176)         606       1,428         319           --
   activities
 Income (loss) on properties sold                (24)        (37)     (62)         102       1,218         153           --
 Other income                                    342         141    2,105        1,303       1,774       1,038        1,518
 Provision for real estate owned                  75          --    1,576        1,733       2,835       2,607        2,015
 Other expense                                 2,693       2,526   10,489        9,835       9,397      10,280       11,610
 Income (loss) before income taxes               378          45     (716)        (351)      1,352     (12,068)      (3,744)
 (benefit)
 Income tax expense (benefit)                 $   --      $   --       --       (1,034)         74      (1,823)        (755)
 Net income (loss)                            $  378      $  .45  $  (716)     $   683     $ 1,278    $(10,245)     $(2,989)
   Net income (loss) per share                $  .12      $  .01  $  (.22)     $   .29     $  1.27    $ (10.14)     $ (2.96)
 Cash dividends per share                     $   --      $   --  $    --      $    --     $    --    $     --      $   .12


                                           THREE MONTHS ENDED
                                               MARCH 31,                  AT OR FOR THE YEAR ENDED DECEMBER 31,
                                            1995      1994      1994         1993          1992         1991         1990
 OTHER DATA(4):
 Return (loss) on average assets             .44%      .01%     (.21)%         .21%         .42%       (3.31)%       (.92)%
 Return (loss) on average equity           11.42       .31     (5.24)%        6.25        20.93      (101.81)      (16.60)
 Average equity to average                                      4.01          3.42         1.99         3.24         5.52
   assets                                   3.86      4.44
 Dividend payout ratio                        --        --        --            --           --           --         (.04)
 Net interest margin(5)                     3.49      2.97      3.23          3.25         3.13         3.31         4.30
 Interest rate spread(5)                    3.21      2.84      3.04          3.26         3.47         3.44         3.97
 Non-performing loans as a
  percent of total loans at end of
  period(2)                                 2.03      3.38      2.19          3.42         4.37         7.03         4.85
 Non-performing assets as a
  percent of total assets at end
  of period(2)                              2.53      4.12      2.61          5.29        11.95        16.13         9.00
 Allowance for possible loan
  losses as a percent of non-
  performing loans at end of
  period                                   37.38     34.64     33.00         34.92        38.83        39.14        30.19

 Net charge-offs as a percent of
  average loans                               --       .02       .60           .64         1.69         3.51         0.65
 Capital Ratios(6):
   Tangible                                 4.74      4.12      4.57          4.14         2.36         1.54         4.70
   Core                                     4.74      4.12      4.57          4.14         2.36         1.54         4.70
   Risk-based                               9.92      9.21      9.47          9.39         5.37         3.33         6.62
 Full service banking offices                  8         8         8             8            7            8            8

(1) Loans classified as held for sale are carried at the lower of aggregate cost or fair value while mortgage-backed securities and investment classified as available for sale are carried at fair value.


(2) Delinquent loans consist of loans which are 30 to 89 days overdue. Non-performing loans consist of non-accrual loans and accruing loans 90 days or more overdue; and non-performing assets consist of non-performing loans and real estate owned, which include in-substance foreclosures and repossessions, in each case net of related reserves.

(3) Book value per share represents stockholders' equity divided by the number of shares of Common Stock issued and outstanding.

(4) With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.

(5) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities (which do not include non-interest-bearing accounts), and net interest margin represents net interest income as a percent of average interest-earning assets.

(6) For additional information concerning the Bank's compliance with its regulatory capital requirements, see "Regulatory Capital."


                                RISK FACTORS


     An investment in the Warrants and the underlying Common Stock involves certain investment risks. In determining whether or not to make an investment in the Warrants, prospective purchasers should carefully consider the matters set forth below, as well as the other information included or incorporated by reference in this Prospectus.


HISTORICAL FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The Company has recognized operating losses in recent years due, to a large extent, to the prior economic recession and the resulting decline in real estate values in the Company's market area. These conditions had a material adverse effect on the quality of the Company's loan portfolio and contributed in 1990 and 1991 to substantial increases in the Company's non-performing assets, which consist of non-accrual loans and accruing loans 90 days or more overdue (collectively "non-performing loans"), as well as real estate acquired by the Company through foreclosure proceedings and real estate acquired through acceptance of a deed in lieu of foreclosure (collectively "REO"). The Company's non-performing assets increased from $17.5 million or 5.2% of total assets at December 31, 1989 to $50.4 million or 16.1% of total assets at December 31, 1991. In 1991, the Company changed its senior management and began the process of improving the credit quality of the Company's assets through the early identification of potential problem assets and the administration, rehabilitation or liquidation of the Company's non-performing assets. As a result of management's efforts, the Company's non-performing assets have since declined and totalled $8.8 million or 2.5% of total assets at March 31, 1995.



     At March 31, 1995, the Company's allowance for loan losses amounted to $1.6 million or 0.8% and 37.4% of total loans and total non-performing loans, respectively, and the net carrying value of the Company's REO amounted to $4.5 million at such date. The $4.5 million of REO at March 31, 1995 included a $3.4 million property which the Company has entered into an agreement to sell for $3.2 million. Although there can be no assurances, such sale is expected to be consummated in November 1995. Future additions to the Company's allowance for loan losses or reductions in carrying values of REO could become necessary in the event of a deterioration in the real estate market and economy in the Company's primary market area, future increases in non-performing assets or for other reasons, which would adversely affect the Company's results of operations. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and the carrying value of its REO. Such agencies may require the Company to make additions to the allowance for loan losses and adjustments to the carrying values of REO based on their judgments about information available to them at the time of their examination.



INCREASED EMPHASIS ON COMMERCIAL BUSINESS, RESIDENTIAL CONSTRUCTION, COMMERCIAL REAL ESTATE AND CONSUMER LENDING


     At March 31, 1995, the Company's commercial business loans, residential construction loans, commercial real estate loans (including multi-family residential loans) and consumer loans amounted to $12.2 million or 5.7%, $4.9 million or 2.3%, $75.4 million or 35.5% and $19.5 million or 9.2% of the Company's total loan portfolio (including loans classified as held for sale), respectively.



     The Company intends to increase its emphasis on commercial business, residential construction, commercial real estate (primarily multi-family residential) and consumer lending. Commercial business and commercial real estate lending entails different and significant risks when compared to single-family residential lending because such loans often involve large loan balances to single borrowers and because the payment experience on such loans is typically dependent on the successful operation of the project or the borrower's business. Commercial real estate lending can also be significantly affected by supply and demand conditions in the local market for apartments, offices, warehouses or other commercial space. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of value proves to be inaccurate, the Company may be confronted, at or prior to the maturity of the loan, with a project, when completed, having a value which is insufficient to assure full repayment. Finally, consumer lending is also generally considered to involve additional credit risk than traditional mortgage lending because of the type and nature of the collateral and, in certain cases, the absence of collateral.



POTENTIAL EFFECTS OF CHANGES IN INTEREST RATES AND THE CURRENT INTEREST RATE ENVIRONMENT


     The operations of the Company are substantially dependent on its net interest income, which consists of the difference between the interest income earned on their interest-earning assets and the interest expense paid on their interest-bearing liabilities. Like most financial institutions, the Company's earnings are affected by changes in market interest rates, which increased from early 1994 to early 1995, and other economic factors beyond its control. As a result of borrowers refinancing higher rate mortgage loans in 1993 and the rise in short-term interest rates from early 1994 to early 1995, the Company's interest rate spread decreased from 3.47% for 1992 to 3.26% for 1993 and 3.04% for 1994. For the three months ended March 31, 1995, the Company's interest rate spread amounted to 3.21%. Further increases in short-term interest rates could adversely affect the Company's interest rate spreads and net interest income in future periods.



     In addition to affecting interest income and expense, changes in interest rates also can affect the market value of the Company's interest-earning assets, which are comprised of fixed and adjustable-rate instruments. Generally, the market value of fixed-rate instruments fluctuates inversely with changes in interest rates. At March 31, 1995, the Company had $13.0 million of investment securities and $90.6 million of mortgage-backed securities which were classified as held to maturity in accordance with the terms of Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"). Such designation effectively restricts the Company's ability to sell such assets in order to meet its liquidity needs or in response to increases in interest rates. Generally, the reclassification and sale of any of such assets could result in the remainder of the Company's portfolio of investment and mortgage-backed securities classified as held to maturity being reclassified as available for sale. However, SFAS No. 115 permits an institution to reclassify securities deemed held to maturity as available for sale under certain circumstances in connection with a major business combination. Consequently, in connection with the proposed combination with FJF Financial, M.H.C. and its majority-owned subsidiary Roxborough-Manayunk Federal Savings Bank (as hereinafter discussed under "Recent Developments"), the Company may consider reclassifying a portion of its investment and mortgage-backed securities portfolio from held to maturity to available for sale in accordance with the Company's policies regarding interest rate risk and credit risk. Pursuant to SFAS No. 115, securities classified as available for sale must be reported at fair value, with unrealized gains or losses being reported as a separate component of stockholders' equity. The Company's investment and mortgage-backed securities (including securities classified as available for sale) had an aggregate carrying value and market value of $116.6 million and $112.1 million, respectively, at March 31, 1995. At March 31, 1995, the Company had $727,000 of loans classified as held for sale.



     The OTS has implemented an interest rate risk component into its risk-based capital rules, which is designed to calculate on a quarterly basis the extent to which the value of an institution's assets and liabilities would change if interest rates increase or decrease. If the net portfolio value of an institution would decline by more than 2% of the estimated market value of the institution's assets in the event of a 200 basis point increase or decrease in interest rates, then the institution is deemed to be subject to a greater than "normal" interest rate risk and must deduct from its capital 50% of the amount by which the decline in net portfolio value exceeds 2% of the estimated market value of the institution's assets, effective no earlier than June 30, 1995. As of March 31, 1995, if interest rates increased by 200 basis points, the Bank's net portfolio value would decrease by 2.93% of the estimated market value of the Bank's assets, as calculated by the OTS, which would result in a $1.6 million capital deduction if such deduction was currently required.



     Changes in interest rates also can affect the average life of loans and mortgage-related securities. Decreases in interest rates in recent periods have resulted in increased prepayments of loans and mortgage-backed securities, as borrowers refinanced to reduce borrowing costs. Under these circumstances, the Company is subject to reinvestment risk to the extent that it is not able to reinvest such prepayments at rates which are comparable to the rates on the maturing loans or securities. A significant increase in the level of interest rates may also have an adverse effect on the ability of certain of the Company's borrowers with adjustable-rate loans to repay their loans.


REGULATION

     The Company, as a savings and loan holding company, and the Bank, as a federally chartered savings bank, are subject to extensive governmental supervision and regulation,which is intended primarily for the protection of depositors. In addition, the Company and the Bank are subject to changes in federal and state law, as well as changes in regulations, governmental policies and accounting principles. The effects of any such potential changes cannot be accurately predicted at this time but could adversely affect the business and operations of the Company and the Bank.

ECONOMIC CONDITIONS

     Prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, significantly affect the operations of financial institutions such as the Bank and financial institution holding companies such as the Company. In particular, because the Company's lending activities are conducted primarily in its market area in southeastern Pennsylvania, economic conditions and the market for real estate in this area significantly affect the Company's financial condition and operations. Excess real estate inventory, coupled with a general economic decline, adversely affected the real estate market in general and the Company's market area in particular in recent years and contributed to the increases in the Company's non-performing assets during such years. These conditions could continue to adversely affect the financial condition and operations of the Company in future periods.

     The Company's net interest income, which is the difference between the interest income received on its interest-earning assets, including loans, mortgage-backed securities and investment securities, and the interest expense incurred in connection with its interest-bearing liabilities, including deposits and borrowings, can be significantly affected by changes in market interest rates. The Company actively monitors its assets and liabilities in an effort to minimize the effects of changes in interest rates, primarily by altering the mix and maturity of the Company's loans, investments and funding sources.

DIVIDENDS

     The Company suspended dividend payments on the Common Stock after the second quarter of 1990. Due to its financial condition and its recent results of operations, management of the Company does not anticipate the resumption of dividend payments on the Common Stock in the foreseeable future. For a discussion of the requirements and limitations relating to the Company's ability to pay dividends to stockholders and the ability of the Bank to pay dividends to the Company, see "Market Price for Common Stock and Dividends."


RECAPITALIZATION OF SAIF AND EFFECT OF REDUCTION IN BIF PREMIUMS


     Deposits of the Bank are presently insured by the SAIF. The Resolution Trust Corporation ("RTC") Completion Act (the "RTC Completion Act") authorized $8.0 billion in funding for the SAIF. However, such funds only become available to the SAIF if the Chairman of the FDIC certifies that the funds are needed to pay for losses of the SAIF; SAIF members are unable to pay additional premiums to cover such losses without an adverse effect on such institutions; and the premium increase could reasonably be expected to result in greater losses to the government. The funds are authorized through fiscal year 1998, or until the SAIF's reserve ratio equals 1.25%, whichever occurs first, and the funds may only be used to pay for losses at failed thrifts. Under the RTC Completion Act, SAIF members, such as the Bank, could be required to pay higher deposit insurance premiums in the future.



     By contrast, financial institutions which are members of the BIF, because it has higher reserves and is expected to be responsible for fewer troubled institutions, are likely to experience lower deposit insurance premiums in the future. The FDIC has proposed that the premium schedule for BIF members be revised to provide a range of .04% to .31% of deposits, so that well-capitalized and healthy BIF members would pay the lowest premiums. The proposal is based on the FDIC's expectation that the BIF will reach the required reserve ratio in mid-1995 as a result of the decrease in bank failures in the past few years. The lower premiums for BIF members are expected to take effect in the third quarter of 1995.



     The disparity in deposit insurance premiums between SAIF members and BIF members is exacerbated by the statutory requirement that both the SAIF and BIF funds be recapitalized to a 1.25% of insured reserve deposits ratio. While the BIF is expected to reach the required reserve ratio in 1995, the SAIF is not expected to reach such target until 2002. As a result of this disparity, SAIF members could be placed at a material, competitive disadvantage to BIF members with respect to pricing of loans and deposits and the ability to achieve lower operating costs. In addition, a significant increase in SAIF insurance premiums would likely have an adverse effect on the operating expenses and results of operation of the Bank.


POSSIBLE LIMITATION OF TAX BENEFITS


     Acquisitions of Common Stock by persons who are not currently holders of the Common Stock, or by current holders whose acquisition would increase or maintain their equity ownership in the Company above 5%, could result in an "ownership change" for federal income tax purposes. If an "ownership change" occurs, an annual limitation would be imposed on the Company's ability to utilize its net operating loss carryforwards and on its ability to deduct, in the future, losses which have not yet been recognized for tax purposes if certain threshold limitations on the amount of such losses were exceeded. There can be no assurance that an "ownership change" will not occur as a result of the exercise of the Warrants or in the future as a result of the cumulative effect of the exercise of the Warrants and other acquisitions and transfers of Common Stock. As discussed herein, the proposed business combination discussed under "Recent Developments" is expected to result in an ownership change. While management believes that the amount of losses which have not yet been recognized for tax purposes by the Company and its subsidiaries is less than the applicable amounts beyond which limitations would apply to the deduction of such losses in the event of an "ownership change," no assurance can be given that such limitations will not apply. For further information, see "Certain Federal Income Tax Consequences Relating to the Warrants--Possible Limitation of Tax Benefits."


ABSENCE OF MARKET

     There has previously been no public market for the Warrants offered hereby and the Warrants will not be listed on a national securities exchange or qualified for trading on the automated quotation system of the NASD. As a result, only a limited trading market is expected to develop for the Warrants for the foreseeable future, and there can be no assurance that a trading market will develop or, if one develops, that it will continue. To the extent that a trading market develops, no assurance can be provided that the market prices will equal or exceed the issuance prices of the securities offered hereby. If an effective market for the Warrants does not develop, purchasers of the Warrants may be unable to dispose of such securities, or may be able to dispose of them only to a small universe of prospective purchasers by means of a private sale, which may not result in as high a price as could be obtained in the event that there was a public market for such securities. The market price of the Common Stock could also be subject to significant fluctuations in response to variations in quarterly operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of the Common Stock. In light of the foregoing and the market considerations discussed above, purchasers should therefore consider the potentially illiquid nature of the Warrants and should only purchase any such securities with a long-term investment intent.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Certificate of Incorporation and Bylaws and the Delaware General Corporation Law ("DGCL"), as well as a shareholder rights plan adopted by the Company, could have the effect of discouraging non-negotiated takeover attempts which certain stockholders might deem to be in their interest and making it more difficult for stockholders of the Company to remove members of its Board of Directors and management. In addition, various federal laws and regulations could affect the ability of a person, firm or entity to acquire the Company or shares of its Common Stock. See "Restrictions on Acquisition of the Company" and "Description of Capital Stock."



                            RECENT DEVELOPMENTS



     The Company and the Bank entered into an Agreement and Plan of Reorganization dated as of May 24, 1995 ("Agreement") with FJF Financial, M.H.C. ("FJF Financial") and FJF Financial's majority-owned subsidiary, Roxborough-Manayunk Federal Savings Bank ("Roxborough-Manayunk") pursuant to which such companies will be combined ("Transaction"). Roxborough-Manayunk is a federally chartered stock savings bank which is approximately 87% owned by FJF Financial, which is a federally chartered mutual holding company. Roxborough-Manayunk has six offices in Philadelphia and one office each in Yeadon and Drexel Hill, Pennsylvania. At March 31, 1995, Roxborough-Manayunk had consolidated assets of $278.6 million, consolidated liabilities of $250.6 million and stockholders' equity of $23.0 million.



     As part of the Transaction, FJF Financial will convert from mutual to stock form and merge with and into Roxborough-Manayunk. Immediately subsequent to the conversion, the Bank will merge with and into Roxborough-Manayunk, with the resulting entity to operate as a wholly owned subsidiary of the Company under the name "Progress Bank, F.S.B." In connection with the Transaction, each publicly held share of common stock of Roxborough-Manayunk will be converted into shares of Common Stock of the Company at an exchange ratio which will be determined as part of an independent appraisal of the companies. In addition, the Company will offer and sell additional shares of Common Stock giving a priority purchasing right to qualifying depositors and borrowers of Roxborough-Manayunk and, with any remaining shares being offered to stockholders of Roxborough-Manayunk and the Company and then to members of the general public.



     Consummation of the Transaction is subject to, among other things, the approval of the stockholders of the Company and Roxborough-Manayunk and the members of FJF Financial as well as the receipt of all required regulatory approvals. The Transaction may be terminated by the Company and the Bank, if the independent appraisal of FJF Financial and Roxborough-Manayunk would result in the number of shares to be issued in the Transaction (including, on a fully diluted basis, the options to purchase common stock of Roxborough-Manayunk which are converted into options to purchase Common Stock) to exceed 64% of the total number of shares of Common Stock of Common Stock (on a fully diluted basis) to be outstanding upon consummation of the Transaction. Likewise, the Transaction may be terminated by FJF Financial and Roxborough-Manayunk in the event that the independent appraisal would result in the number of shares to be issued in the Transaction (including, on a fully diluted basis, the options to purchase common stock of Roxborough-Manayunk which are converted into options to purchase Common Stock) to aggregate less than 56% of the total number of shares of Common Stock (on a fully diluted basis) to be outstanding upon consummation of the Transaction.



     The issuance of the shares of Common Stock by the Company in connection with the consummation of the Transaction will not result in any change in either the number or exercise price of the Warrants pursuant to the anti-dilution provisions thereof.



                              USE OF PROCEEDS


     The Warrants offered hereby are offered by the Selling Warrant Holders. See "Selling Warrant Holders" and "Plan of Distribution." The Company will not receive any proceeds from the sale of the Warrants by the Selling Warrant Holders. Each Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $6.00. The Warrants are not exercisable until the earlier to occur of May 31, 1996 or the effectiveness of the Common Stock Registration Statement. The Warrants are exercisable subsequent thereto, in whole or in part, at any time prior to 5:00 p.m., Eastern Time, on June 30, 1999. The proceeds from the exercise, if any, of Warrants will be used by the Company for general corporate purposes.


                          SELLING  WARRANT HOLDERS

     The following table sets forth certain information as of the date hereof, with respect to the Warrants held by each Selling Warrant Holder. Except as otherwise set forth herein, none of the Warrant Holders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Warrants except as noted herein. The Warrants offered by this Prospectus may be offered from time to time by the Selling Warrant Holders named below:



                                                                                                NUMBER OF SHARES OF COMMON
                                                                    PERCENT OF WARRANTS        STOCK ISSUABLE UPON EXERCISE
                                        NUMBER OF WARRANTS              OUTSTANDING                     OF WARRANTS


    Warrant Holder

    Benefit Designs Inc. Pension
    Plan(1)                                    12,500                        4.17%                          12,500
    Financial East, L.P.                       12,500                        4.17                           12,500
    Firstrust Savings Bank                     37,500                       12.50                           37,500
    G.W. Realty Associates(2)                  12,500                        4.17                           12,500
    Investors Insurance
      Corporation(3)                           50,000                       16.67                           50,000
    Arthur J. Kania                            25,000                        8.33                           25,000
    Kobrovsky Family Trust                      7,500                        2.50                            7,500
    William L. Mueller(4)                      25,000                        8.33                           25,000
    1993 SOP Partners, L.P.(5)                 50,000                       16.67                           50,000
    Lisa Sussman                                5,000                        1.67                            5,000
    Deborah Stephens                           12,500                        4.17                           12,500
    Charles J. Tornetta(4)                     25,000                        8.33                           25,000
    Roxborough-Manayunk
      Federal Savings Bank(6)                  25,000                        8.33                           25,000

                Total                         300,000                       100.0%                         300,000



                                                               18



(1) Mr. Daggett, a director of the Company and the Bank, is trustee of the Plan and President of Benefit Designs, Inc.


(2) W. Kirk Wycoff, Chairman of the Board, President and Chief Executive Officer of the Company and the Bank, serves as general partner of G.W. Realty Associates.



(3) Mr. Donald U. Goebert, a director of the Company and the Bank, is a director of Investors Insurance Corporation.



(4)  Serves as a director of the Company and the Bank.



(5) Sandler O'Neill Corporate Strategies ("Sandler O'Neill") a division of Sandler O'Neill & Partners, L.P., an affiliate of 1993 SOP Partners, L.P., has been engaged by the Company and FJF Financial to consult with and advise them in the Transaction. Sandler O'Neill has also agreed to use its best efforts to solicit purchase orders for shares of Common Stock to be issued in the Transaction.



(6) These Warrants are expected to be cancelled upon consummation of the Transaction if not sold prior thereto.



     The Selling Warrant Holders may offer all or some of the Warrants which they hold pursuant to the offering contemplated by this Prospectus. Therefore, no estimate can be given as to the amount of Warrants that will be held by the Selling Warrant Holders upon completion of such offering.


                            PLAN OF DISTRIBUTION

     The Warrants may be sold from time to time to purchasers directly by any of the Selling Warrant Holders. Alternatively, the Selling Warrant Holders may from time to time offer the Warrants through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Warrant Holders and/or the purchasers of Warrants for whom they may act as agent. The Selling Warrant Holders and any underwriters, dealers or agents that participate in the distribution of Warrants may be deemed to be underwriters, and any profit on the sale of the Warrants by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offer of Warrants is made, to the extent required, a Prospectus Supplement will be distributed which will set forth the aggregate amount of Warrants being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Warrant Holders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.



     The Warrants may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices.


     The Company will pay substantially all of the expenses incident to the offering and sale of the Warrants to the public other than commissions and discounts of underwriters, dealers or agents. Under agreements entered into the Company, the Selling Warrant Holders will be indemnified by the Company against certain civil liabilities, including liabilities under the Securities Act.


                MARKET PRICE FOR COMMON STOCK AND DIVIDENDS

MARKET PRICE FOR COMMON STOCK

     The Common Stock is traded in the over-the-counter market on the Nasdaq National Market System under the symbol "PFNC." The following table sets forth the high and low sales prices of the Common Stock as reported by the Nasdaq National Market System and the cash dividends declared per share of Common Stock during the periods indicated.




                                 SALES PRICE

                                                                   DIVIDENDS
                             HIGH                 LOW              PER SHARE

          1993

 First Quarter               $7.25               $3.00                --
 Second Quarter               7.50                3.50                --
 Third Quarter                5.50                3.50                --
 Fourth Quarter               5.25                4.25                --

          1994

 First Quarter                6.25                4.50                --
 Second Quarter              5.625                4.25                --
 Third Quarter                5.50                4.25                --
 Fourth Quarter               5.50                3.50                --

          1995


 First Quarter                5.00                4.25                --
 Second Quarter               6.25                4.50                --
 Third Quarter               5.875                5.00
 (through July 31,
   1995)


     On August __, 1995, the last trading day before the commencement of the offering of the securities offered hereby, the closing sale price of a share of Common Stock on the Nasdaq National Market System was $____.



     As of June 30, 1995, there were 3,280,000 shares of Common Stock outstanding, which were held by approximately 1,100 holders of record. The number of holders of record does not reflect the number of persons or entities who or which hold their stock in nominee or "street" name through various brokerage firms or other entities. Although the Common Stock is traded on the Nasdaq National Market System, historically, the Common Stock has not been actively traded.




DIVIDENDS

     The Company suspended dividend payments on the Common Stock after the second quarter of 1990. Due to its financial condition, its recent results of operations and regulatory restrictions on the payment of dividends imposed on the Bank, the Company does not anticipate the resumption of dividend payments on the Common Stock in the foreseeable future.


     The Company's ability to pay dividends on the Common Stock will depend on the receipt of dividends from the Bank. In addition, the Company's ability to pay dividends on the Common Stock will be affected by its obligation to pay interest on the $3.0 million of 8.25% Subordinated Notes due 2004 (the "Notes") issued in connection with the initial sale of the Warrants in June 1994. Interest expense on such Notes amounts to approximately $248,000 per year. Applicable rules and regulations of the OTS impose limitations on capital distributions by savings institutions. Savings institutions, such as the Bank, which have capital in excess of all fully phased-in capital requirements before and after the proposed capital distribution are permitted, after giving prior notice to the OTS, to make capital distributions during a calendar year up to the greater of (i) 100% of net income to date during the calendar year, plus the amount that would reduce by one-half its "surplus capital" (excess capital over its fully phased-in capital requirements) at the beginning of the calendar year or (ii) 75% of its net income over the most recent four-quarter period. However, such capital distribution may not reduce surplus capital below the fully phased-in capital requirement at the date of the capital distribution. Institutions with less capital are more restricted in the payment of dividends and no institution can pay dividends if such payment would cause the institution to no longer satisfy its capital requirements. Furthermore, institutions may not be permitted by the OTS to distribute the full amount of dividends otherwise permitted under the regulations due to safety and soundness concerns. It is currently expected that the $250,000 in principal amount of the Notes held by Roxborough-Manayunk will be cancelled in connection with the consummation of the Transaction.



                             REGULATORY CAPITAL


     The following is a reconciliation of the Bank's capital determined in accordance with generally accepted accounting principles ("GAAP") to regulatory tangible, core, and risk-based capital at March 31, 1995.



                                   TANGIBLE                      CORE                   RISK-BASED
                                    CAPITAL            %        CAPITAL        %         CAPITAL         %
                                                            (DOLLARS IN THOUSANDS)

 Adjusted GAAP capital              $16,416                    $16,416                  $16,416
 General valuation                      ---                         ---                   1,611
   allowance
 Unrealized loss on
   securities available                 721                         721                     721
   for sale
 Goodwill                              (178)                       (178)                   (178)
 Investment in joint                     (8)                         (8)                     (8)
   venture
 Non-qualifying deferred tax           (520)                       (520)                   (520)
   asset
     Total                           16,431          4.74%       16,431       4.74%      18,042        9.92%
 Minimum capital requirement          5,203          1.50        10,405       3.00       14,551        8.00
 Regulatory capital - excess        $11,228          3.24%      $ 6,026       1.74%     $ 3,491        1.92%



                   MANAGEMENT AND PRINCIPAL STOCKHOLDERS


     BOARD OF DIRECTORS AND EXECUTIVE OFFICERS. The following table sets forth certain information regarding each director and executive officer of the Company, including information regarding their age and the number and percent of shares of Common Stock beneficially owned by such persons as of June 30, 1995. No director is related to any other director or executive officer of the Company or the Bank by blood, marriage or adoption, and there were no arrangements or understandings between a director and any other person pursuant to which such person was elected as a director. The Company does not have any executive officers who are not also directors.





                                                                                  AMOUNT AND PERCENTAGE OF
                                                              YEAR OF            SHARES BENEFICIALLY OWNED
                                              DIRECTOR      EXPIRATION                     AS OF
              NAME                 AGE(1)       SINCE         OF TERM                  JUNE 30, 1995
                                                                                  AMOUNT          PERCENTAGE
 John E. F. Corson                   54         1991           1996                7000(2)              *
 William O. Daggett, Jr.             54         1990           1995              62,230(3)            1.9%
 Donald F. U. Goebert                58         1987           1996             140,766(4)            4.3
 Joseph R. Klinger                   52         1992           1995               8,500(2)              *
 Paul M. LaNoce                      35         1991           1996              15,500(2)              *
 A. John May, III                    39         1993           1997               8,193(5)              *
 William L. Mueller                  43         1990           1995              65,726(6)            2.0
 Charles J. Tornetta                 64         1991           1997              23,158(7)              *
 W. Kirk Wycoff                      37         1991           1997             170,405(8)            5.0




* Represents less than 1% of the issued and outstanding Common Stock of the Company.


(1)  As of June 30, 1995.



(2) Includes options to purchase 5,500 shares subject to stock options which are exercisable within 60 days of June 30, 1995.



(3) Includes 47,230 shares owned by companies of which Mr. Daggett is a director, officer and 10% stockholder and 5,500 shares subject to stock options which are exercisable within 60 days of June 30, 1995. Does not include 12,500 Warrants.

                                    (footnotes continued on following page)



(4) Includes 135,266 shares owned by a company of which Mr. Goebert is a director, officer and 10% stockholder and 5,500 shares subject to stock options which are exercisable within 60 days of June 30, 1995. Does not include 50,000 Warrants.



(5) Includes options to purchase 500 shares subject to stock options which are exercisable within 60 days of June 30, 1995.



(6) Includes 15,114 shares held jointly by Mr. Mueller with or for the benefit of certain family members and 5,500 shares subject to stock options which are exercisable within 60 days of June 30, 1995. Does not include 25,000 Warrants.



(7) Includes 5,500 shares subject to stock options which are exercisable within 60 days of June 30, 1995. Does not include 25,000 Warrants.



(8) Includes 7,000 shares held jointly by Mr. Wycoff with or for the benefit of certain family members and 116,250 shares subject to stock options which are exercisable within 60 days of June 30, 1995. Does not include 12,500 Warrants.


PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information relating to the only persons known to the Company to be the beneficial owners of 5% or more of the Company's Common Stock as of June 30, 1995, and the amount of Common Stock of the Company held by all directors and executive officers of the Company as a group as of such date. The information below is based upon filings made pursuant to the Exchange Act and information furnished by the respective individuals.



                                    Amount of Common
                                         Stock
 Name and Address of               Beneficially Owned           Percent of
 Beneficial Owner                 as of June 30, 1995          Common Stock

 SOP Partners, L.P.                    200,000(1)                   6.1%
 Two World Trade Center
 104th Floor
 New York, New York 10048

 Directors and executive               501,478(2)                  14.6
 officers of the Company
 as a group (9 persons)





(1)  Does not include 50,000 Warrants.



(2) Includes 7,000 shares which are held jointly by Mr. Wycoff with or for the benefit of certain family members, 47,230 shares which are owned by companies of which Mr. Daggett is a director, officer or 10% stockholder, 135,266 shares owned by companies of which Mr. Goebert is a director, officer or 10% stockholder and 15,114 shares held jointly by Mr. Mueller with or for the benefit of certain family members.
     Also includes 155,250 shares subject to stock options which are exercisable within 60 days from June 30, 1995. Does not include 125,000 shares subject to the Warrants held by the group.



                        DESCRIPTION OF THE WARRANTS


     The terms of the Warrants are set forth in Schedule E to the Subscription Agreement previously entered into with the Company and each Selling Warrant Holder in connection with the sale of the Warrants and the Notes in June 1994, which is attached hereto as Appendix A, and the form of Warrant Certificate. In addition, the terms under which the Company has agreed to register the shares of Common Stock issuable upon exercise of the Warrants ("Registration Right") are set forth in Schedule C to the Subscription Agreement which is attached hereto as Appendix B. The following is a summary of the material provisions of the Warrants and the Registration Rights which is qualified in its entirety by the provisions of Appendices A and B hereto and the form of Warrant Certificate (a copy of which is available upon request to the Company). THE WARRANTS AND THE UNDERLYING COMMON STOCK ARE NOT SAVINGS ACCOUNTS OR DEPOSITS OF THE COMPANY OR THE BANK AND ARE NOT INSURED BY THE FDIC, ANY OTHER GOVERNMENTAL AGENCY OR OTHERWISE.



     Each Warrant entitles the holder thereof to purchase one share of the Company's Common Stock at an exercise price (the "Exercise Price") of $6.00. The Warrants may not be exercised prior to the earlier to occur of May 31, 1996 or the effective date of the Common Stock Registration Statement. The Warrants may be exercised, in whole or in part, any time subsequent thereto until 5:00 p.m., Eastern Time, on June 30, 1999.


     The Exercise Price is subject to adjustment upon the occurrence of certain events, including the issuance of Common Stock as a dividend or distribution on the Common Stock and subdivisions, combinations and certain reclassifications of Common Stock. No adjustment in the Exercise Price will be required unless such adjustment would require a change of at least 1% of the Exercise Price then in effect; provided, however, that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

     The Warrants do not confer upon the holders thereof any of the rights or privileges of a stockholder. Accordingly, the Warrants do not entitle holders thereof to receive any dividends, to vote, to call meetings or to receive any distribution upon a liquidation of the Company. The Company has authorized and reserved for issuance a number of shares of Common Stock sufficient to provide for the exercise of the rights represented by the Warrants. Shares issued upon exercise of the Warrants will be fully paid and non-assessable. Warrants not exercised prior to 5:00 p.m, Eastern Time, on June 30, 1999, shall become null and void.


     Under the terms of the Registration Rights, the Company has agreed to use its best efforts to file the Common Stock Registration Statement by December 31, 1995 but not earlier than December 1, 1995. In addition, the Company has agreed to use its best efforts to maintain the effectiveness of the Common Stock Registration Statement until the earlier to occur of the exercise of all the Warrants or June 30, 1999. In the event that the Common Stock Registration Statement is not effective by May 31, 1996 and shares of Common Stock are issued upon the exercise of Warrants thereafter (as permitted under the terms of the Warrants), the Company will take steps to register such shares ( Registrable Shares ) of Common Stock for resale in connection with obtaining effectiveness of the Common Stock Registration Statement. The Registration Rights also provide that in the event that the Company plans to repurchase or bid for shares of Common Stock, whether on the open market or otherwise, the Company may request that holders of Warrants that have not previously been sold pursuant to this Prospectus and holders of Registrable Shares, if any, suspend or postpone the distribution thereof for a period of 45 days or more; provided, however, the aggregate amount of days during which the Company can delay the offering or distribution of the Warrants and the Registrable Shares shall not exceed 90 days during any 12 month period.


     The Warrants may be exercised during the exercise period stated above by delivery of the Warrant Certificate, with the subscription form on the reverse side of the Warrant Certificate fully executed, to the Company's transfer agent, American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005, together with a check payable to the Company in an amount equal to the Exercise Price multiplied by the number of shares of Common Stock being purchased. The Company or its transfer agent will issue a new Warrant Certificate representing the unexercised but not expired Warrants.


     The Company has agreed to use its best efforts to continuously maintain the effectiveness of the Registration Statement until the earlier to occur of the second anniversary of the initial issuance of the Warrants (June 30, 1996) or the sale of all of the Warrants.



                  CERTAIN FEDERAL INCOME TAX CONSEQUENCES
                          RELATING TO THE WARRANTS



     The following summary of United States Federal income tax consequences of ownership and disposition of the Warrants is based on the Internal Revenue Code of 1986, as amended ("Code"), to the date hereof, existing and proposed treasury regulations and applicable judicial and administrative determinations, all of which are subject to change at any time by legislative, judicial, or administrative action possibly with retroactive effect. This summary discusses only Warrants held as capital assets within the meaning of the Code. The tax treatment of the holders of the Warrants may vary depending upon their particular situations. Certain holders (including insurance companies, tax exempt organizations, financial institutions, broker-dealers, foreign entities and individuals who are not citizens or residents of the United States) may be subject to special rules not discussed below. Each purchaser should consult his or her own tax advisor as to the particular tax consequences of purchasing, holding, converting and disposing of Warrants, including the applicability and effect of any state, local, or foreign tax laws and any recent changes in applicable tax laws.

DISPOSITION OF WARRANTS

     In general, the holder of Warrants will recognize gain or loss upon the sale, exchange, retirement or other disposition of the Warrants measured by the difference between the amount of cash and the fair market value of property received, and the holder's tax basis in the Warrants. The gain or loss on the sale or redemption of Warrants will be long-term capital gain or loss, provided the Warrants were held as a capital asset and had been held for more than one year.

POSSIBLE LIMITATION OF TAX BENEFITS


     At March 31, 1995, the Company and the Bank had a net operating loss carryforward for federal tax purposes of approximately $7.1 million, $66,000 of which expires in 2006, $4.5 million of which expires in 2007, $654,000 of which expires in 2008 and $1.0 million of which expires in 2009. In addition, at such date, the Company and the Bank had an allowance for possible loan losses of approximately $1.6 million. The majority of the allowance for possible loan losses is anticipated to give rise to deductible losses in the current and future years. In addition, approximately $2.7 million of losses on loans and other assets have been recognized in prior years for financial accounting purposes, and it is anticipated that such losses will be recognized in future years for tax purposes. Losses which the Company and the Bank have not yet recognized for tax purposes that may be utilized to offset taxable income in the current, or a past or future year are sometimes referred to as "Built-in Losses."


     If an "ownership change," discussed below, occurs with respect to the Company and the Bank, either in connection with the transactions contemplated hereby, or in future years as a result of transactions unrelated thereto, the Company and the Bank may be limited in their ability to use their net operating loss carryforward. In addition, if the Built-in Losses of the Company and the Bank (netted against gains which they have not yet recognized for tax purposes, together, the "Net Unrealized Built-In Losses" of the Company and the Bank) exceed certain threshold amounts, the Company may be limited in its ability to use its Built-in Losses to offset otherwise taxable income in the current or a future year. Accordingly, two factors are involved in evaluating whether the ability of the Company and the Bank to deduct their Built-in Losses will be limited in the current, or a past or future year. The first factor is whether the Company and the Bank have undergone an "ownership change," as defined. The second factor is whether the Net Unrealized Built-In Losses of the Company and the Bank exceed the applicable threshold limitations, discussed below, at the time such an "ownership change" occurs.

     The determination whether an "ownership change" has occurred is made by (i) determining, in the case of any 5% stockholder, the increase, if any, in the percentage ownership of such 5% stockholder at the end of any three-year testing period relative to such stockholder's lowest percentage ownership at any time during such testing period, and expressing such increase in terms of percentage points (for example, a stockholder whose percentage ownership increased from 2% to 9% during the testing period will be considered to have had an increase of 7 percentage points), and (ii) aggregating such percentage point increases for all 5% stockholders during the applicable testing period. For purposes of the preceding sentence, any direct or indirect holder, taking into account certain attribution rules, of 5% or more of the Company's stock is a 5% stockholder, and all holders of less that 5% collectively are generally treated as a single 5% stockholder. An "ownership change" will occur as of the end of any three-year testing period if the aggregate percentage point increases for all 5% stockholders for such testing period exceeds 50 percentage points.


     Section 382 of the Code provides that, if the amount of Net Unrealized Built-in Losses of a corporation, generally, the cumulative amount by which its tax basis in its assets exceeds the fair market value of such assets, are greater than the lesser of: (i) 15 percent of the fair market value of the corporation's assets or (ii) $10 million, then the corporation's Net Unrealized Built-In Losses will be subject to limitation under Section 382 of the Code if the corporation were to experience an "ownership change," as defined.


     Based upon an analysis of its known 5% stockholders during the past three years, the Company believes that the initial offering of the Warrants did not cause an "ownership change" to have occurred. However, management of the Company believes, based upon a review of its consolidated assets and liabilities undertaken in connection with the Transaction, that, its unrealized built-in gains (generally, the amount by which the fair market value of certain assets of the Company exceed the tax basis of such assets), when netted against its unrealized built-in losses (including the reserve for possible loan losses), would result in an amount of Net Unrealized Built-In Losses that would be less than the applicable threshold amounts set forth above. Accordingly, management believes that, due to the "ownership change" which is expected to occur as a result of the Transaction, the Company would be considered to have no Net Unrealized Built-In Losses and that it would continue to be able to utilize its Built-in Losses without limitation. No assurance can be given that the IRS would concur with the Company's review of its assets and liabilities and its conclusion that no limitation would apply to the deduction of Built-in Losses by the Company.



     Due to the "ownership change" with respect to the Company which is expected to occur as a result of the Transaction, an annual limitation (the "Section 382 Limitation") will be imposed pursuant to Section 382 of the Code on the rate at which net operating loss carryforwards could be deducted against taxable income. In addition, if the Net Unrealized Built-In Losses of the Company were deemed to exceed the above threshold amounts, the Company would be limited to the Section 382 limitation in the rate at which it could deduct its Built-in Losses as they are recognized. The
Section 382 Limitation is computed by multiplying the aggregate fair market value of the Company Common Stock immediately prior to the "ownership change" by the then-applicable interest rate published by the IRS for this purpose. Based upon the market value of the outstanding Company Common Stock on March 31, 1995, Section 382 would limit the Company's ability to utilize in any one year more than $1.1 million of its net operating loss carryforward and its as yet unrecognized Built-in Losses. The limitation on the use of Built-in Losses would apply only with respect to Built-in Losses recognized in the five year period beginning on the date of the "ownership change." Further, the legislative history regarding Section 382 of the Code provides that Built-In Losses may only be carried forward, and may not be carried back.


                 RESTRICTIONS ON ACQUISITION OF THE COMPANY

GENERAL

     The Certificate of Incorporation and Bylaws of the Company, the DGCL and applicable federal laws and regulations contain certain provisions which may be deemed to have a potential anti-takeover effect. Such provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which the Company's stockholders may deem to be in their best interest or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Certain of such provisions also may make it more difficult for stockholders of the Company to remove members of its Board of Directors and management. The Company is not aware of any existing or threatened effort to acquire control of the Company.

     The following description of certain provisions of the Certificate of Incorporation and Bylaws of the Company, the DGCL and applicable federal laws and regulations is necessarily general and is qualified by reference to such Certificate of Incorporation and Bylaws, the DGCL and applicable federal laws and regulations.

CERTIFICATE OF INCORPORATION AND BYLAWS


     AUTHORIZED BUT UNISSUED SHARES OF CAPITAL STOCK. The Company currently has 1,000,000 authorized but unissued shares of Preferred Stock and 6,000,000 authorized shares of Common Stock, of which 3,280,000 shares were issued and outstanding as of June 30, 1995. As a general matter, the existence of unissued and unreserved shares of capital stock provides a board of directors with the ability to cause the issuance of shares of capital stock under circumstances that might prevent or render more difficult or costly the completion of a takeover of a company by diluting the voting or other rights of any proposed acquiror, by creating a substantial voting block in institutional or other hands that might undertake to support the position of a board of directors, by effecting an acquisition that might complicate or preclude a takeover or otherwise.


     The Board of Directors also has the authority to issue shares of Preferred Stock with such terms as it deems advisable. In the event of a proposed merger, tender offer or other attempt to gain control of the Company which the Board of Directors does not approve, the Board of Directors could authorize the issuance of a series of Preferred Stock with rights and preferences which could impede the completion of such a transaction. An effect of the possible issuance of Preferred Stock, therefore, may be to deter a future takeover attempt. See "Description of Capital Stock - Preferred Stock."

     In addition to the authorized but unissued shares of Common Stock and Preferred Stock, the Company has adopted a shareholder rights plan which generally would cause substantial dilution to a person or group that acquires 20% or more of the outstanding shares of Common Stock. See "Description of Capital Stock - Preferred Stock Purchase Rights."


     In connection with the Transaction, the Company plans to amend its Certificate of Incorporation to increase the amount of its authorized Common Stock to 15,000,000 shares and its Preferred Stock to 3,000,000 shares.


     BOARD OF DIRECTORS. The Certificate of Incorporation provides that the Board of Directors of the Company shall be divided into three classes as nearly equal in number as the then total number of directors permits, with one class to be elected annually for a term of three years and until their successors are elected and qualified. See "Management and Principal Stockholders - Board of Directors." Vacancies occurring in the Board of Directors of the Company by reason of an increase in the number of directors may be filled by a vote of 67% of the remaining directors, and any directors so chosen shall hold office until the next election of directors by stockholders and until their successors are elected and qualified. Any other vacancy in the Board of Directors, whether by reason of death, resignation, disqualification, removal or other cause, may be filled by a vote of 67% of the remaining directors, and any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen and until their successors are elected and qualified.

     Directors of the Company may be removed from office only for cause by the affirmative vote of the holders of 67% or more of the outstanding shares of Common Stock entitled to vote generally in the election of directors. Cause for removal exists only if the director whose removal is proposed either has been convicted of a felony or has been adjudged by a court of competent jurisdiction to be liable for gross negligence or misconduct in the performance of such directors' duty to the Company.

     MEETINGS OF STOCKHOLDERS. Special meetings of stockholders of the Company, for any purpose or purposes, may be called only upon the affirmative vote of 67% of the Board of Directors and may not be called by the stockholders of the Company.

     STOCKHOLDER NOMINATIONS AND PROPOSALS. The Certificate of Incorporation of the Company generally provides that stockholders must provide the Company with written notice of stockholder nominations for election as directors and stockholder proposals not later than 30 days prior to the date of the scheduled annual meeting; provided, however, that if fewer than 21 days' notice of the meeting is given to stockholders, such written notice must be received not later than the close of the tenth day following the day on which notice of the meeting was mailed to stockholders. Stockholder proposals which are proposed to be included in the Company's proxy materials must be submitted in accordance with the notice and other requirements of Rule 14a-8 under the Exchange Act. In each case the stockholder also is required to submit specified information regarding such stockholder and the proposed nominee(s) and/or business to be acted upon at a meeting of stockholders.

     SUPERMAJORITY PROVISION. The Certificate of Incorporation of the Company includes a provision which generally requires the affirmative vote of 67% of the Company's stockholders to approve a merger or consolidation involving the Company or the sale, lease, exchange or other disposition of all or substantially all of the assets of the Company. This voting requirement is not applicable, however, if the Board of Directors of the Company shall have approved the transaction by a vote of 67% of the entire Board.

     FAIR PRICE PROVISION. The Certificate of Incorporation includes a provision which governs any proposed "business combination" (defined generally to include certain sales, purchases, exchanges, leases, transfers, dispositions or acquisitions of assets, mergers or consolidations, or certain reclassifications of securities of the Company) between the Company or its subsidiaries, on the one hand, and a "Related Person," on the other hand. A "Related Person" is defined generally to include any person, partnership, corporation, group or other entity (other than the Company and its subsidiaries) which is the beneficial owner (as defined) of 10% or more of the shares of the Company entitled to vote generally in an election of directors ("Voting Shares").

     Under the Certificate of Incorporation, if certain specified conditions are not met, neither the Company nor any of its subsidiaries may become a party to any business combination with a Related Person without the prior affirmative vote at a meeting of the Company's stockholders by the holders of at least 80% of all shares outstanding and entitled to vote thereon (the Company's "Voting Shares"), voting separately as a class, and by an "Independent Majority of Stockholders," which is defined to mean the holders of a majority of the outstanding Voting Shares that are not beneficially owned, directly or indirectly, by a Related Person. If such approval were obtained, the specific conditions would not have to be met. Such conditions also would not have to be met if the Board of Directors approved the business combination at times and by votes specified in the Certificate of Incorporation. The conditions necessary to avoid the vote of 80% of the Company's outstanding Voting Shares and of an Independent Majority of Stockholders include conditions providing that, upon consummation of the business combination, the stockholders would receive at least a certain minimum price per share for their shares.

     AMENDMENTS TO CERTIFICATE OF INCORPORATION AND BYLAWS. The affirmative vote of a majority of the issued and outstanding voting stock of the Company is required to amend the Certificate of Incorporation, with the exception of certain sections thereof, including provisions relating to business combinations, which can only be amended by a vote of 67% of the whole Board of Directors, a majority of the Continuing Directors, as defined, the vote of at least 67% of the Voting Shares, and an Independent Majority of Stockholders entitled to vote thereon.

     The Bylaws may be altered, amended or repealed or new bylaws adopted by the Board of Directors at a regular or special meeting upon the affirmative vote of both 67% of the whole Board of Directors and a majority of the Continuing Directors, as defined. The Bylaws may also be altered, amended or repealed by the stockholders upon the affirmative vote of 67% of the outstanding Voting Shares of the Company and by an Independent Majority of Stockholders.

FEDERAL LAWS AND REGULATIONS

     Federal laws and regulations generally require any person who intends to acquire control of a savings and loan holding company or savings institution to give at least 60 days prior written notice to the OTS. "Control" is defined as the power, directly or indirectly, to direct the management or policies of a savings institution or to vote 25% or more of any class of voting securities of the savings institution. In addition to the foregoing restrictions, a company must secure the approval of the OTS before it can acquire control of a savings institution. Under federal regulations, a person (including business entities) is deemed conclusively to have acquired control if, among other things, such person acquires: (a) 25% or more of any class of voting stock of the savings institution; (b) irrevocable proxies representing 25% or more of any class of voting stock of the savings institution; (c) any combination of voting stock and irrevocable proxies representing 25% or more of any class of such institution's voting stock; or (d) control of the election of a majority of the directors of the savings institution. In addition, a rebuttable presumption of control arises in the event a person acquires more than 10% of any class of voting stock (or more than 25% of any class of non-voting stock) and is subject to one or more of eight enumerated control factors. Such regulations also set forth rebuttable presumptions of concerted action and the procedures to follow to rebut any such presumptions. The OTS is specifically empowered to disapprove such an acquisition of control if it finds, among other reasons, that (i) the acquisition would substantially lessen competition; (ii) the financial condition of the acquiring person might jeopardize the institution or its depositors; or (iii) the competency, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors, the institution or the public to permit the acquisition of control by such person.

DELAWARE GENERAL CORPORATION LAW

     Section 203 of the DGCL generally provides that a Delaware corporation shall not engage in any "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder unless (1) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for this purpose, shares owned by persons who are directors and also officers and shares owned by employee stock ownership plans in which employee participants do not have the right to determine confidentially whether the shares held subject to the plan will be tendered in a tender offer or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. The three-year prohibition on business combinations with an interested stockholder does not apply under certain circumstances, including business combinations with a corporation which does not have a class of voting stock that is (i) listed on a national securities exchange, (ii) authorized for quotation on an inter-dealer quotation system of a registered national securities association, or (iii) held of record by more than 2,000 stockholders, unless in each case this result was directly or indirectly caused by the interested stockholder.

     An "interested stockholder" generally means any person that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or
(ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such a person. The term "business combination" is broadly defined to include a wide variety of transactions, including mergers, consolidations, sales of 10% or more of a corporation's assets and various other transactions which may benefit an interested stockholder.


                        DESCRIPTION OF CAPITAL STOCK


     The Company is currently authorized to issue up to 6,000,000 shares of Common Stock, par value $1.00 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share. At June 30, 1995 the Company had 3,280,000 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued or outstanding. In connection with the Transaction, the Company plans to amend its Certificate of Incorporation to increase the amount of its authorized Common Stock to 15,000,000 shares and its Preferred Stock to 3,000,000 shares. THE CAPITAL STOCK OF THE COMPANY DOES NOT REPRESENT OR CONSTITUTE A DEPOSIT ACCOUNT AND IS NOT INSURED BY THE FDIC.


COMMON STOCK

     GENERAL. Each share of Common Stock has the same relative rights and is identical in all respects with each other share of Common Stock. The Common Stock is not subject to call for redemption and, upon receipt by the Company of the full purchase price therefor, each share of Common Stock offered hereby will be fully paid and non-assessable.

     VOTING RIGHTS. Except as provided in any resolution or resolutions adopted by the Board of Directors establishing any series of Preferred Stock, the holders of Common Stock possess exclusive voting rights in the Company. Each holder of Common Stock is entitled to one vote for each share held on all matters voted upon by stockholders. Stockholders are not permitted to cumulate votes in elections of directors.

     DIVIDENDS. The holders of the Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor. For a discussion of the requirements and limitations relating to the Company's ability to pay dividends to stockholders and the ability of the Bank to pay dividends to the Company. See "Market Price for Common Stock and Dividends."

     PRE-EMPTIVE RIGHTS. Holders of the Common Stock do not have any pre-emptive rights with respect to any shares which may be issued by the Company in the future; the Company, therefore, may sell shares of Common Stock without first offering them to its then-existing stockholders.

     LIQUIDATION. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Common Stock would be entitled to receive, after payment of all debts and liabilities of the Company, all assets of the Company available for distribution, subject to the rights of the holders of any Preferred Stock which may be issued with a priority in liquidation or dissolution over the holders of the Common Stock.

PREFERRED STOCK

     The Board of Directors of the Company is authorized to issue Preferred Stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof. The Preferred Stock may be issued in distinctly designated series, may be convertible into Common Stock and may rank prior to the Common Stock as to dividend rights, liquidation preferences, or both.

     The authorized but unissued shares of Preferred Stock (as well as the authorized but unissued and unreserved shares of Common Stock) are available for issuance in future mergers or acquisitions, in a future public offering or private placement or for other general corporate purposes. Except as otherwise required to approve the transaction in which the additional authorized shares of Preferred Stock would be issued, stockholder approval generally would not be required for the issuance of these shares. Depending on the circumstances, however, stockholder approval may be required pursuant to the requirements for continued listing of the Common Stock on the Nasdaq National Market System or the requirements of any exchange on which the Common Stock may then be listed.

PREFERRED STOCK PURCHASE RIGHTS

     In April 1990, the Company's Board of Directors declared a dividend distribution of one preferred stock purchase right ("Right") for each outstanding share of Common Stock. Each Right entitles each registered holder, upon the occurrence of certain events, to purchase from the Company a unit consisting of one one-hundredth of a share (a "Rights Unit") of Series A Junior Participating Preferred Stock, par value $.01 per share, at a purchase price of $40.00 per Rights Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer and Trust Company, as Rights Agent.

     The Rights will separate from the Common Stock and be distributed on a date ("Distribution Date") which will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons, other than employee benefit plans of the Company (an "Acquiring Person"), has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) ten business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock.

     Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Rights were declared, including shares to be issued in the Offering, will contain a notation incorporating by reference the Rights Agreement and
(iii) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable after the Distribution Date, separate certificates representing the Rights (the "Rights Certificates") will be mailed to the holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. The Rights will not be exercisable until the Distribution Date and will cease to be exercisable at the close of business on May 11, 2000, unless the Rights are earlier redeemed by the Company as described below.

     Unless the Rights are redeemed earlier pursuant to the Rights Agreement, in the event that, at any time following the Stock Acquisition Date, (i) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or in which the Common Stock of the Company is changed into or exchanged for other securities of any other person or cash or any other property, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right shall thereafter have the right to receive, upon exercise and payment of the Purchase Price, common stock of the acquiring company having a value equal to two times the exercise price of the Right. In addition, unless the Rights are redeemed pursuant to the Rights Agreement, in the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement provides that proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon exercise and payment of the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The events set forth in this paragraph are referred to in the Rights Agreement as a "Triggering Event." Following the occurrence of a Triggering Event, any Rights that are, or (under certain circumstances) were, beneficially owned by any Acquiring Person shall immediately become null and void.

     At any time after a person becomes an Acquiring Person, the Company may exchange all or part of the Rights (other than Rights which previously have been voided as set forth above) for shares of Common Stock (an "Exchange") at an exchange ratio of one share per Right, as such may be appropriately adjusted to reflect any stock split or similar transaction.

     In general, the Company may redeem the Rights in whole, but not in part, at any time until ten days following the Stock Acquisition Date, at a price of $.01 per Right ("Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

     Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock.

     The Rights may have certain antitakeover effects. The Rights would cause substantial dilution to a person or group that acquires 20% or more of the outstanding shares of Common Stock of the Company if a Triggering Event thereafter occurs without the Rights having been redeemed or in the event of an Exchange. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors because the Rights are redeemable under certain circumstances.

TRANSFER AGENT

     The transfer agent and registrar for the Warrants and the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                                  EXPERTS


     The consolidated financial statements of the Company as of December 31, 1994 and 1993 and for each of the two years in the period ended December 31, 1994 have been audited by Coopers & Lybrand L.L.P., independent certified public accountants, as stated in their report thereon dated January 18, 1995. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


     The consolidated financial statements of the Company for the year ended December 31, 1992 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as stated in their report thereon dated January 22, 1993, except for the last paragraph thereof which is as of February 16, 1993. Such report contains an explanatory paragraph that states that (i) at December 31, 1992, the Bank failed to meet the minimum capital thresholds under the Federal Deposit Insurance Corporation Improvement Act of 1991 to be considered "adequately capitalized" and was categorized as "significantly undercapitalized," (ii) the Bank had filed a capital plan for attaining the required levels of regulatory capital and that such plan had been accepted by the OTS, but that on February 16, 1993 the Bank had submitted an amendment to its plan and the Bank had not received notification as to acceptance or rejection of its amended capital plan, (iii) because the Bank did not meet the minimum capital thresholds to be considered "adequately capitalized" it was subject to certain operating restrictions such as growth limitations on executive compensation, and restriction on deposit interest rates, (iv) failure to increase its capital ratios in accordance with its capital plan or further declines in its capital ratios exposed the Bank to additional restrictions and regulatory actions, including regulatory take-over, (v) there was substantial doubt abut the Company's ability to continue as a going concern, and (vi) the ability of the Company to continue as a going concern is dependent upon many factors including regulatory action and the ability of management to achieve its plan. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                               LEGAL MATTERS


     Certain legal matters relating to the Warrants will be passed upon for the Company by Elias, Matz, Tiernan & Herrick L.L.P., 734 15th Street, N.W., 12th Floor, Washington, D.C. 20005.

                                 APPENDIX A

                           TERMS OF THE WARRANTS

     1. The Warrants which comprise a part of the Units are part of a duly authorized issue of 300,000 Warrants evidencing the right to purchase an aggregate of up to 300,000 shares of Common Stock and are issued in connection with the Company's offering of 12 Units, each Unit consisting of $250,000 in principal amount of the Company's 8.25% Subordinated Notes due 1999 (the "Notes") and 25,000 Warrants to purchase 25,000 shares of Common Stock.

     2. The shares of Common Stock of the Company subject to purchase hereunder are the shares of Common Stock of the Company as they may exist on the date of the exercise of the Warrants, whether or not the rights or interests represented by such shares are equivalent to the rights or interests represented by the shares of Common Stock of the Company authorized at the date of initial issuance of the Warrants.

     3.   The Warrants  are subject to the following terms and conditions:


          (a) The Warrants are exercisable, at the option of the holder hereof, either in whole or from time to time in part (but not as to a fractional share of Common Stock), at any time commencing on the earlier to occur of the effectiveness of the Common Stock Registration Statement (as defined in Schedule C to the Agreement) [APPENDIX B TO THE PROSPECTUS] or the passage of 12 months from the date of the Amendment Number 1 to the Agreement [MAY 31, 1995] and terminating on the Expiration Date, as defined below. The Warrants shall expire in their entirety and no longer be exercisable at the close of business on the Expiration Date. Upon surrender of the Warrant Certificate and payment of the Purchase Price (as defined below), the Company shall issue and deliver or instruct its transfer agent to issue and cause to be delivered with all reasonable dispatch to or upon the written order of the holder and in such name or names as the holder may designate, a certificate or certificates for the number of full shares of Common Stock so purchased upon the exercise of such Warrants. In case of the purchase of less than all the shares purchasable under the Warrants owned by the holder, the Company shall cancel the Warrant Certificate upon the surrender thereof and shall execute and deliver or instruct its transfer agent to deliver a new Warrant Certificate of like tenor for the balance of the shares purchasable thereunder.


          (b) The term "Expiration Date" shall mean 5:00 p.m., Eastern Time, on June 30, 1999, or if said Date shall in the Commonwealth of Pennsylvania be a holiday or a day on which financial institutions are authorized to close, then the next following date which in the Commonwealth of Pennsylvania is not a holiday or a day on which financial institutions are authorized to close.

          (c) The purchase price for each share of Common Stock purchasable pursuant to the exercise of the Warrants (hereafter referred to as the "Purchase Price") shall be $6.00 per share subject to adjustment as provided in subsection (i) below. Payment of the aggregate Purchase Price shall be paid by check, money order, certified or bank cashier's check or by wire transfer.

          (d) The Company shall not be required to issue certificates representing fractions of shares of Common Stock.

          (e) The Company will, at all times while the Warrants are exercisable, keep reserved, out of its authorized Common Stock, a number of shares of Common Stock sufficient to provide for the exercise of the rights of purchase represented by the outstanding Warrants. Promptly after the Expiration Date, no shares will be subject to reservation in respect of such Warrants. The Company will take all such action as may be necessary to insure that all shares of capital stock issued upon exercise of these Warrants will be duly and validly authorized and issued and fully paid and non-assessable.

          (f) Subject to compliance with the provisions of Section 7 of the Agreement, the Warrants and all rights hereunder are transferable in whole or in part upon the books of the Company by the registered holder thereof in person or by his duly authorized attorney, upon surrender of the Warrants duly endorsed, at the principal office of the Company or at such other office as shall have theretofore been designated by the Company by notice pursuant hereto; provided, however, the Warrants may not be transferred prior to the earlier to occur of the date of effectiveness of the registration statement relating to the registration of the Warrants for resale or June 30, 1995.

          (g) Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, or destruction or mutilation of a Warrant Certificate, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it, and reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of such Warrant Certificate, if mutilated, the Company will make and deliver or instruct its transfer agent to deliver a new Warrant Certificate of like tenor, in lieu of such Warrant Certificate.

          (h) Prior to the exercise of the Warrants, the holder of such Warrants shall not be entitled to any rights of a stockholder of the Company, including without limitation the right to vote, to receive dividends or other distributions.

          (i) The number and kind of securities purchasable upon the exercise of each Warrant and the Purchase Price shall be subject to adjustment from time to time upon the happening of certain events as hereinafter set forth:

               (1) The number of shares purchasable upon the exercise of each Warrant and the Purchase Price shall be subject to adjustment as follows:

                    (A) In case the Company shall (i) pay a dividend in shares of Common Stock or make a distribution in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (iv) issue by reclassification of its shares of Common Stock or capital reorganization other securities of the Company, the number of shares purchasable upon exercise of each Warrant immediately prior thereto shall be adjusted so that the holder of each Warrant shall be entitled to receive the kind and number of shares or other securities of the Company which the holder would have owned or have been entitled to receive after the happening of any of the events described above, had such Warrant been exercised immediately prior to the happening of such event or any record date with respect thereto. An adjustment made pursuant to this Section (i)(1)(A) shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

                    (B) No adjustment in the number of shares purchasable hereunder shall be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the number of shares purchasable upon the exercise of each Warrant; provided, however, that any adjustments which by reason of this Section (i)(1)(B) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; and, provided, further, that all adjustments carried forward by reason of this Section
               (i)(1)(B) shall be taken into account and the number of shares purchased upon the exercise of each Warrant shall be adjusted as of seven (7) days prior to the Expiration Date. If any adjustment is carried forward pursuant to this Section (i)(1)(B), the Company may make the election available pursuant to Treasury Regulation (S) 1.305-3(d)(2)(iii). All calculations shall be made to the nearest one-hundredth of a share.

                    (C) Whenever the number of shares purchasable upon the exercise of each Warrant is adjusted, as herein provided, the Purchase Price payable upon exercise of each Warrant shall be adjusted by multiplying the Purchase Price immediately prior to the adjustment by a fraction, of which the numerator shall be the number of shares purchasable upon the exercise of each Warrant immediately prior to the adjustment, and of which the denominator shall be the number of shares so purchasable immediately thereafter.

                    (D) For the purpose of this Subsection (i)(1), the term "shares of Common Stock" shall mean (i) the class of stock designated as the Common Stock of the Company at the Closing Date, or (ii) any other class of stock resulting from successive changes or reclassifications of such shares consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time, as a result of an adjustment made pursuant to Section (i)(1)(A) above, the holder shall become entitled to purchase any shares of the Company other than shares of Common Stock, thereafter the number of such other shares so purchasable upon exercise of each Warrant and the Purchase Price of such shares shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the shares contained in Section (i)(1)(A) through (i)(1)(C), inclusive, above.

               (2) Whenever the number of shares purchasable upon the exercise of each Warrant or the Purchase Price of such shares is adjusted, as herein provided, the Company shall cause to be mailed by first class mail, postage prepaid, to each holder, notice of such adjustment or adjustments setting forth the number of shares purchasable upon the exercise of each Warrant and the Purchase Price of such shares after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which such adjustment was made. Any failure by the Company to give notice to the holder or any defect therein shall neither affect the validity of such adjustment or of the event resulting in the adjustment, nor of the holder's rights to such adjustment.

               (3) Except as provided in Sections (i)(1) and (i)(5) hereof, no adjustment in respect of any dividends or distributions shall be made during the term of a Warrant or upon the exercise of a Warrant.

               (4) (A) In case of any consolidation of the Company with or merger of the Company into another corporation or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, such successor or purchasing corporation may assume the obligations hereunder, and may execute with the Company an agreement that each holder shall have the right thereafter upon payment of the Purchase Price in effect immediately prior to such transaction to purchase upon exercise of each Warrant the kind and amount of shares and other securities and property (including cash) which he would have owned or have been entitled to receive after the happening of such consolidation, merger, sale or conveyance had such Warrant been exercised immediately prior to such action. The Company shall mail by first class mail, postage prepaid, to each Holder, notice of the execution of any such agreement. Such agreement shall provide for adjustments, which shall be as nearly equivalent as may be practicable to the adjustments provided for in Section (i). The provisions of this Section (i)(4) shall similarly apply to successive consolidations, mergers, sales or conveyances.

                    (B) In the event that such successor corporation does not execute such an agreement with the Company as provided in Section (i)(4)(A), then each holder shall be entitled to exercise outstanding Warrants during a period of at least 30 days, which period terminates at least seven (7) days prior to consummation of the consolidation, merger, sale or conveyance, and thereby receive consideration in the consolidation, merger, sale or reconveyance on the same basis as other previously outstanding shares of the same class as the shares acquired upon exercise. Warrants not exercised in accordance with this Section (i)(4)(B) before consummation of the transaction will be cancelled and become null and void. The Company shall mail by first class mail, postage prepaid, to each holder, at least 10 days prior to the first date on which the Warrant shall become exercisable pursuant to the provisions of this Section (i)(4)(B), notice of the proposed transaction setting forth the first and last date on which the holder may exercise outstanding Warrants and a description of the terms of this Warrant providing for cancellation of the Warrants in the event that Warrants are not exercised by the prescribed date.

                    (C) The Company's failure to give any notice required by this Section (i)(4) or any defect therein shall not affect the validity of any such agreement, consolidation, merger, sale or conveyance of property.

               (5) In case (a) the Company shall make any distribution of its assets to holders of its shares of Common Stock as a liquidation or partial liquidation dividend or (b) the Company shall liquidate, dissolve or wind up its affairs (other than in connection with a consolidation, merger or sale of all or substantially all of its property, assets and business as an entity), then the Company shall cause to be mailed to each holder, by first class mail, at least 20 days prior to the applicable record date, a notice stating the date on which such distribution, liquidation, dissolution or winding up is expected to become effective, and the date on which it is expected that holders of shares of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property or assets (including cash) deliverable upon such distribution, liquidation, dissolution or winding up, and that each holder may exercise outstanding Warrants during the 20-day period and, thereby, receive consideration in the liquidation on the same basis as other previously outstanding shares of the same class as the shares acquired upon exercise. The Company's failure to provide the notice required by this Section (i)(5) or any defect therein shall not affect the validity of such distribution, liquidation, dissolution or winding up.

               (6) Irrespective of any adjustments in the Purchase Price or the number or kind of shares purchasable upon the exercise of the Warrants, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the Warrants initially issued.

          (j) the Company may deem and treat the registered holder of the Warrants as the absolute owner of such Warrants (notwithstanding any notations of ownership or writing on the Warrant Certificate evidencing such Warrants made by anyone other than the Company) for all purposes and shall not be affected by any notice to the contrary.

          (k) All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been made when delivered or mailed first class postage prepaid or delivered to a telegraph office for transmission:

               (i) if to the registered holder of the Warrants, at the address of such holder as shown on the books of the Company; or

               (ii) if to the Company, Plymouth Meeting Executive Campus, 600 West Germantown Pike, Plymouth Meeting, Pennsylvania 19462-1003, or at such other address as may have been furnished to the holder of the Warrants in writing by the Company.

                                 APPENDIX B


                       REGISTRATION RIGHTS PROVISIONS



     1. Definitions. For purposes of this Schedule C, the following terms shall have the following meanings:


          (a) "Closing Date" shall mean the date of initial issuance of the Units, each Unit consisting of $250,000 principal amount of the Company's 8.25% Subordinated Notes and 25,000 Warrants to purchase shares of Common Stock.


          (b) "Common Stock" shall mean the common stock of the Company, par value $1.00 per share.


          (c) "Prospectus" shall mean the prospectus included in the Registration Statement or the Common Stock Registration Statement, as amended or supplemented by any prospectus supplement filed in any post- effective amendment to either the Registration Statement or the Common Stock Registration Statement and all documents incorporated by reference therein.


          (d) "Registrable Shares" shall mean the shares of Common Stock purchased upon the exercise of Warrants prior to the date of the filing of the Common Stock Registration Statement. Registrable Shares shall only be possible in the event the Company fails to file and have declared effective the Common Stock Registration Statement by the one year anniversary of the effective date of Amendment Number 1 to the Agreement (May 31, 1996).


          (f) "Registrable Warrants" shall mean the Warrants issued by the Company to the Purchaser and designated on Schedule D to the Subscription Agreement; provided, however, that any such Warrants shall cease to be Registrable Warrants upon the sale or transfer thereof (other than as permitted in Section 7 hereof).


          (g) "Registration Date" shall mean shall mean the initial date of effectiveness of the Registration Statement.


          (h) "Registration Period" shall mean with respect to the Registrable Warrants the period from and including the Registration Date to and including the date that is the second anniversary of the Closing Date and with respect to the Registrable Shares, if any, shall mean the period from and including the date of initial effectiveness of the Common Stock Registration Statement to and including the date that is the third anniversary of the Closing Date (or, in each case, such shorter period as shall be required for all Purchasers to sell or otherwise dispose of the Registrable Warrants and the Registrable Shares covered by the Registration Statement and the Common Stock Registration Statement, respectively; provided, however, that with respect to the shares of Common Stock issuable upon the exercise of the Warrants, the Company shall use its best efforts to (i) file the Common Stock Registration Statement within seven (7) months of the effective date of Amendment Number 1 to the Agreement [MAY 31, 1995], provided, further that the Common Stock Registration Statement shall not be filed prior to the expiration of six (6) months from the effective date of Amendment Number 1 to the Agreement and (ii) cause the Common Stock Registration Statement to become effective and remain effective until the earlier to occur of June 30, 1999 or the sale of all the Registrable Shares, if any, and the exercise of all the Warrants.


          (i) "Registration Statement" shall mean the Registration Statement filed by the Company with the SEC under the Securities Act with respect to the offering and resale of the Registrable Warrants by the Purchaser after the Closing Date, including the Prospectus, any amendments (including post-effective amendments) to the Registration Statement, and all exhibits to, and documents incorporated by reference into, the Registration Statement.


          (j) "SEC" shall mean the Securities and Exchange Commission or any successor agency thereto.



          (k) "Securities Act" shall mean the Securities Act of 1933, as amended, and shall include any rules, regulations and forms promulgated by the Securities and Exchange Commission thereunder.


          (l) "Warrants" shall mean the Warrants to purchase shares of Common Stock.


          (m) "Common Stock Registration Statement" shall mean the registration statement filed by the Company with the SEC under the Securities Act with respect to the offering and sale of that number of shares of the Common Stock to be issued pursuant to exercise of Warrants which remain unexercised as of the date of the filing of the Common Stock Registration Statement and the offering and the resale of the Registrable Shares after May 31, 1996, including the Prospectus, any amendments (including post-effective amendments) to the Common Stock Registration Statement, and all exhibits to, and documents incorporated by reference into, the Common Stock Registration Statement.


     2. Registration Rights. By March 31, 1995, the Company shall use its best efforts to prepare and file with the SEC a Registration Statement with respect to the Registrable Warrants. By the end of the seventh month after the effective date of Amendment Number 1 to the Agreement [MAY 31, 1995] but not earlier than the end of the sixth month after such date, the Company will use its best efforts to file the Common Stock Registration Statement with respect to the Common Stock issuable upon the exercise of the Warrants and with respect to the Registrable Shares, if any.


     3.   Registration Procedures.


          (a) Upon the filing of the Registration Statement and/or Common Stock Registration Statement, the Company shall:


               (i) use its best efforts to cause the Registration Statement and/or Common Stock Registration Statement to become and remain effective during the Registration Period and, in connection therewith, to prepare and file with the SEC any amendments to the Registration Statement and/or Common Stock Registration Statement and supplements to the Prospectus as may be required to keep the Registration Statement and/or Common Stock Registration Statement continuously effective during the Registration Period pursuant to the Securities Act and other applicable law;


               (ii) use its best efforts to cause the Registrable Warrants and/or the Registrable Shares to be registered or qualified under the securities or "Blue Sky" laws of each jurisdiction designated from time to time in writing by the Purchaser; provided, however, that the Company shall not be obligated (A) to take any action to qualify as a foreign corporation in any jurisdiction; (B) to subject itself to taxation in any jurisdiction, (C) to file any general consent to service of process in any jurisdiction, (D) to register as a securities broker or dealer in any jurisdiction, or (E) to modify in any material respect any business policy or practice of the Company or any of its Subsidiaries;


               (iii) otherwise use its best efforts to comply with the Securities Act;


               (iv) use every reasonable effort to prevent the issuance of any stop order suspending the effectiveness of the Registration Statement and/or the Common Stock Registration Statement and/or the Common Stock Registration Statement or of any order preventing or suspending the use of the Prospectus or suspending the qualification (or exemption from qualification) of any of the Registrable Warrants and/or Registrable Shares for sale in any jurisdiction and, if any such order is issued, to obtain the lifting thereof at the earliest reasonable time;


               (v) furnish to the Purchaser, without charge, as many copies of the Registration Statement and/or the Common Stock Registration Statement and the Prospectus (and any amendments or supplements thereto) as the Purchaser shall reasonably request for the purposes contemplated by the Securities Act and applicable state securities or "Blue Sky" laws (the Company hereby consenting to the use of such copies for such purposes); and


               (vi) if, at any time when a Prospectus is required to be delivered in connection with sales of the Registrable Warrants and/or Registrable Shares under the Securities Act, any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of the Company after consultation with its counsel, to amend the Registration Statement and/or the Common Stock Registration Statement or amend or supplement the Prospectus, in order that the Prospectus will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading or if it shall be necessary, in the opinion of the Company after consultation with its counsel, at any such time to amend the Registration Statement and/or the Common Stock Registration Statement or amend or supplement the Prospectus in order to comply with the Securities Act, promptly prepare and file with the SEC such amendment or supplement as may be necessary to correct such untrue statement or omission or to cause the Registration Statement and/or the Common Stock Registration Statement or the Prospectus to comply with such requirements.


          (b) The Company shall give the Purchaser written notice of the filing of the Registration Statement and/or the Common Stock Registration Statement with the SEC and the declaration of effectiveness of the Registration Statement and/or the Common Stock Registration Statement by the SEC within five (5) business days after the occurrence of each such event.


          (c) During the Registration Period, the Company shall promptly (and, in any event, within five (5) business days) give the Purchaser written notice of the following:


               (i) the filing of any amendment or supplement to the Prospectus or any post-effective amendment to the Registration Statement and/or the Common Stock Registration Statement;


               (ii) the receipt by the Company of any request by the SEC or by any securities or "Blue Sky" administrator in any jurisdiction in which the Registrable Warrants and/or Registrable Shares shall have been qualified or registered, or in which an exemption therefrom shall have been claimed, to amend or supplement the Prospectus or to amend the Registration Statement and/or the Common Stock Registration Statement;


               (iii) the receipt by the Company of any stop order issued by the SEC suspending the effectiveness of the Registration Statement and/or the Common Stock Registration Statement, or of any order preventing or suspending the use of the Prospectus, or the initiation of any proceeding for such purposes;


               (iv) the receipt by the Company of any notification with respect to the suspension of the registration or qualification, or exemption therefrom, of the Registration Statement and/or the Common Stock Registration Statement, the Prospectus or any of the Registrable Warrants and/or Registrable Shares for offer or sale in any jurisdiction, or the initiation of any proceeding for such purposes;


               (v) any event that requires the Registration Statement and/or the Common Stock Registration Statement or the Prospectus or documents referenced therein to be amended or supplemented so that such document will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and


               (vi) the receipt by the Company of any notice from the SEC, or any other regulatory body or agency to which the Company is subject, requiring suspension of offers and sales of the Registrable Warrants and/or the Registrable Shares.


          (d) During the Registration Period, following any notice given pursuant to Section 3(c), the Company shall promptly (and, in any event, within five (5) business days) give to the Purchaser written notice of the lifting of any stop order, or the curing of any such other action or event set forth in
Section 3(c) requiring the suspension of offers and sales of the Registrable Warrants and/or the Registrable Shares pursuant to the Prospectus, so as to permit offers and sales of the Registrable Warrants and/or the Registrable Shares to take place. Such notice shall state the date upon which offers and sales of the Registrable Warrants and/or Registrable Shares pursuant to the Prospectus may be resumed and shall be accompanied by a current copy of the Prospectus, including any supplement or amendment thereto required as a result of such action or event.


          (e) Except as set forth in this Schedule C [APPENDIX B], the Company shall have no obligation to register any Registrable Warrants and/or Registrable Shares or other securities. Upon the expiration of the Registration Period, the Company shall terminate distribution of the Prospectus for the purposes set forth herein and shall have no further obligation to the Purchaser under the terms of this Schedule C [APPENDIX B] or otherwise to amend or maintain the effectiveness of the Registration Statement and/or the Common Stock Registration Statement or to supplement, amend or update the Prospectus.


     4.   Representations, Warranties and Covenants of the Purchaser.


          (a) The Purchaser represents and warrants to the Company that the Purchaser Registration Information set forth on Schedule D to the Subscription Agreement is true and correct as of the date hereof and agrees to notify the Company promptly in writing (and in any event within five (5) business days) of any change in any such Purchaser Registration Information during the Registration Period.


          (b) As a condition to the Company's obligation under Sections 2 and 3 hereof to cause a Registration Statement and/or the Common Stock Registration Statement or any amendment thereto to be filed, the Purchaser agrees promptly (and in any event within five (5) business days) after receipt of a written request from the Company to furnish the Company with all such information about or pertaining to the Purchaser as is deemed necessary or appropriate by the Company and its counsel with respect to the preparation of the Registration Statement and/or the Common Stock Registration Statement or the Prospectus, and the Purchaser shall execute all affidavits, and shall provide all letters, documents and undertakings, relating thereto as are deemed necessary or appropriate by the Company and its counsel or are required by the SEC or other regulatory or self-regulatory body or agency in connection with the Registration Statement or the Prospectus and any related filings.


          (c)  Upon receipt of any notice by the Company given pursuant to
Section 3(c), the Purchaser shall, immediately and without any further action on the part of the Company, cease making any offers or sales of any of the Registrable Warrants and/or the Registrable Shares pursuant to the Prospectus until the Purchaser receives notice from the Company pursuant to Section 3(d) that offers and sales of the Registrable Warrants and/or the Registrable Shares pursuant to the Prospectus are permissible under applicable law.


     5.   Expenses of  Registration.


          (a) Except as provided in Section 5(b), or as required by the securities or "Blue Sky" laws of any jurisdiction in which the Registrable Warrants or Registrable Shares are qualified or registered for sale, or in which an exemption therefrom shall have been claimed, the Company shall pay all costs and expenses incident to the registration of the Registrable Warrants and the Registrable Shares including, without limitation:


               (i) all registration and filing fees related to the Registration Statement and/or the Common Stock Registration Statement;


               (ii) all costs and expenses relating to the preparation and duplication or printing of the Registration Statement and/or the Common Stock Registration Statement and the Prospectus (including all amendments or supplements thereto);


               (iii) the fees and expenses of any legal counsel for the Company (but not of legal counsel for the Purchaser);


               (iv) the expenses associated with the qualification or the registration of the Registrable Warrants and/or the Registrable Shares under the securities or "Blue Sky" laws of any applicable jurisdiction or any claim for an exemption therefrom.


          (b)  The Purchaser shall pay the following fees, costs and expenses:


               (i) the fees and expenses of any legal counsel or other adviser retained by the Purchaser;


               (ii) all costs and expenses incident to the delivery of the Registrable Warrants and the Registrable Shares to be sold by the Purchaser, including any stock transfer taxes, if any, payable upon the sale of the Registrable Warrants or Registrable Shares to the purchaser thereof;


               (iii) all fees and expenses of any underwriter or placement agent retained by the Purchaser in connection with any sale of the Registrable Warrants or Registrable Shares after the Closing Date, including any underwriting commissions or discounts; and


               (iv) all broker's fees or commissions incurred by the Purchaser in connection with any sale of the Registrable Warrants or Registrable Shares after the Closing Date.


     6.   Indemnification.


          (a) The Company shall indemnify and hold harmless the Purchaser and each person, if any, who controls the Purchaser within the meaning of either the Securities Act or the Securities Exchange Act of 1934 (the "Exchange Act") as follows:


               (i) against any and all loss, liability, claim, damage and expense whatsoever arising out of any untrue statement or alleged untrue statement of a material fact contained in the Prospectus, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;


               (ii) against any and all loss, liability, claim, damage and expense whatsoever to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Company; and


               (iii) against any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under clause (i) or (ii) above;


provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense (i) to the extent such loss, liability, claim, damage or expense arises out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with the Purchaser Registration Information, which is furnished to the Company by the Purchaser in writing expressly for use in the Prospectus; (ii) if the person asserting any such loss, liability, claim, damage or expense purchased Registrable Warrants and/or Registrable Shares but was not delivered a copy of the Prospectus (as amended or supplemented) in any case where such delivery of the Prospectus (as amended or supplemented) is required by the Securities Act, unless such failure to deliver the Prospectus was the result of noncompliance by the Company with Section 3(a); or (iii) if any such loss, liability, claim, damage or expense arises out of any offer or sale of any of the Registrable Warrants and/or Registrable Shares by the Purchaser during any period in which such offers and sales have been suspended or terminated pursuant to Section 3(c), if the Company shall have provided such Purchaser before such offer or sale with the notice required pursuant to Section 3(c), and the Company shall not have thereafter notified the Purchaser pursuant to Section 3(d) that offers and sales of the Registrable Warrants and the Registrable Shares may be resumed.


             (b) The Purchaser shall indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement and/or the Common Stock Registration Statement and each person, if any, who controls the Company within the meaning of either the Securities Act or the Exchange Act as follows:


               (i) against any and all loss, liability, claim, damage and expense whatsoever arising out of any untrue statement or alleged untrue statement of a material fact contained in the Prospectus, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;


               (ii) against any and all loss, liability, claim, damage and expense whatsoever to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Purchaser; and


               (iii) against any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under clause (i) or (ii) above;


provided, however, that this indemnity agreement shall only apply to any loss, liability, claim, damage or expense (i) to the extent such loss, liability, claim, damage or expense arises out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with the Purchaser Registration Information, which is furnished to the Company by the Purchaser in writing expressly for use in the Prospectus; (ii) if the person asserting any such loss, liability, claim, damage or expense purchased Registrable Warrants and/or Registrable Shares but was not delivered a copy of the Prospectus (as amended or supplemented) in any case where such delivery of the Prospectus (as amended or supplemented) is required by the Securities Act, unless such failure to deliver the Prospectus was the result of noncompliance by the Company with Section 3(a); or (iii) if any such loss, liability, claim, damage or expense arises out of any offer or sale of any of the Registrable Warrants and/or Registrable Shares by the Purchaser during any period in which such offers and sales have been suspended or terminated pursuant to Section 3(c), if the Company shall have provided such Purchaser before such offer or sale with the notice required pursuant to Section 3(c), and the Company shall not have thereafter notified the Purchaser pursuant to Section 3(d) that offers and sales of the Registrable Warrants and the Registrable Shares may be resumed.


     (c) Each indemnified party shall give prompt notice to the indemnifying party of any action commenced against it with respect to which indemnity may be sought under this Section 6, but failure so to notify the indemnifying party shall not relieve it from any liability which it may have on account of this indemnity agreement other than to the extent that the indemnifying party is materially prejudiced by the indemnified party's failure to provide such notice. The indemnifying party may participate at its own expense in the defense of such action. If it so elects within a reasonable time after receipt of such notice, the indemnifying party, jointly with any other indemnifying parties under other Subscription Agreements receiving such notice, may assume the defense of such action with counsel chosen by it and reasonably satisfactory to the indemnified parties defendant in such action, unless such indemnified parties reasonably object to such assumption on the ground that there may be legal defenses available to them that are different from or in addition to those available to such indemnifying party. Except as set forth herein, if an indemnifying party assumes the defense of such action, the indemnifying parties shall not be liable for any fees and expenses of counsel for the indemnified parties incurred thereafter in connection with such action, proceeding or claim, other than reasonable costs of investigation. The fees, expenses and other charges of counsel for the indemnified parties will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party.


     7.   Transfer of Registration Rights.   The rights granted to the Purchaser
in this Schedule C [APPENDIX B] relating to the registration of the Registrable Warrants and the Registrable Shares are personal to the Purchaser and shall terminate and expire, with respect to any Registrable Warrant or Registrable Share, upon the sale or transfer thereof, other than (i) a transfer thereof upon the death of the Purchaser in accordance with the Purchaser's will or, if the Purchaser dies intestate, the laws of descent and distribution applicable in the jurisdiction in which the Purchaser resides at the time of the Purchaser's death, (ii) a transfer thereof by an individual to the Purchaser's spouse or any of the Purchaser's children or to a trust for the principal benefit of the Purchaser, or the Purchaser's spouse, or any of the Purchaser's children; or
(iii) with respect only to registration rights related to Registrable Shares, if any, a transfer of Warrants by a Purchaser prior to the effectiveness of the Common Stock Registration Statement in the event the Company fails to file the Common Stock Registration Statement prior to the expiration of one year after the date of the amendment of the Agreement.


     8. Notices. All notices and requests required or permitted by this Schedule C [APPENDIX B] shall be given in writing and shall be effective for all purposes if hand-delivered or sent by (i) certified or registered United States mail, postage prepaid, (ii) expedited prepaid delivery service, either commercial or United States Postal Service, with proof of delivery or (iii) telecopier (with answerback acknowledged), addressed as provided below (or to such other address as the applicable party shall specify in writing to the other party hereto): (i) if to the Purchaser, to the Purchaser's address as it is set forth in the Subscription Agreement, and (ii) if to the Company, to Plymouth Meeting Executive Campus, 600 West Germantown Pike, Plymouth Meeting, Pennsylvania 19462, Attention Gerald P. Plush, Senior Vice President. A notice shall be deemed to have been given, in the case of hand delivery, at the time of delivery; in the case of registered or certified mail, when delivered or upon the first attempted delivery on a business day; or in the case of expedited prepaid delivery and telecopy, upon the first attempted delivery on a business day. A party receiving a notice which does not comply with the technical requirements for notice under this Section 8 may elect to waive any deficiencies and treat the notice as having been properly given.


     9. Conditions Relating to Registration and Offer of Registrable Warrants and Registrable Shares.


          (a) Subject to the provisions of Section 9(b), the registration rights of the holders of Registrable Warrants or Registrable Shares, if any, provided for hereunder and the ability to offer and sell Registrable Warrants or Registrable Shares pursuant to the Registration Statement and/or the Common Stock Registration Statement are subject to the following conditions and limitations, and the Purchaser agrees with the Company that in the event that the Company plans to repurchase or bid for Common Stock of the Company in the open market, on a private solicited basis or otherwise, and the Board of Directors of the Company determines, in its reasonable good faith judgment and based upon the advice of counsel to the Company, that any such repurchase or bid may not, under Rule 10b-6 under the Securities Exchange Act of 1934 ("Exchange Act"), or any successor or similar rule ("Rule 10b-6"), be commenced or consummated due to the existence or the possible commencement of a "distribution" (within the meaning of Rule 10b-6) as a result of any offers or sales by holders of Registrable Warrants or Registrable Shares under the Registration Statement and/or the Common Stock Registration Statement filed pursuant hereto, the Company shall be entitled, for a period of forty-five (45) days or more, to request that holders of Registrable Warrants or Registrable Shares suspend or postpone such distribution plans pursuant to the Registration Statement and/or the Common Stock Registration Statement (a "10b-6 Election"). The Company shall, as promptly as practicable, give such holders of Registrable Warrants or Registrable Shares written notice of such 10b-6 Election, stating the basis for the Board's determination. As promptly as practicable following the determination by the Board of Directors that the holders of Registrable Warrants or Registrable Shares may commence or recommence their distribution pursuant to the Registration Statement and/or the Common Stock Registration Statement without causing the Company to be in violation of Rule 10b-6, the Company shall give such holder of Registrable Warrants or Registrable Shares written notice of such determination.


               (b) Notwithstanding the provisions of Section 9(a) above, the aggregate number of days (whether or not consecutive) during which the Company may delay the effectiveness of the Registration Statement and/or the Common Stock Registration Statement or prevent offerings, sales or distributions by the holders of Registrable Warrants or Registrable Shares thereunder pursuant to Section 9(a) shall in no event exceed ninety (90) days during any twelve (12) month period.

     No person is authorized to give any information or to make any representation not contained in this Prospectus and any information or representation not included herein must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer of any securities other than the securities to which it relates or an offer to any person in any jurisdiction where such an offer would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.


                               TABLE OF CONTENTS

                            Page

Available Information . . .  2
Incorporation of Certain
Documents
 by Reference     . . . . .  3
Summary . . . . . . . . . .  4
Selected Consolidated

Financial
  and Other Data  . . . . .  7


Risk Factors  . . . . . . .  8


Recent Developments . . . . 14


Use of Proceeds . . . . . . 15


Selling Warrant Holders .   15


Plan of Distribution  . . . 17

Market Price for Common Stock
  and Dividends . . . . . . 17

Regulatory Capital  . . . . 20


Management and Principal
  Stockholders  . . . . . . 21


Description of the Warrants 23


Certain Federal Income Tax
  Consequences Relating to
  the Warrants  . . . . . . 25

Restrictions on Acquisition
  of the Company  . . . . . 27

Description of Capital
  Stock . . . . . . . . . . 32
Experts . . . . . . . . . . 36
Legal Matters . . . . . . . 36
Appendix A  . . . . . . .  A-1
Appendix B  . . . . . . .  B-1



                                    PROGRESS
                                   FINANCIAL
                                  CORPORATION



                                300,000 WARRANTS


                                   PROSPECTUS


                                August   , 1995

                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered, all of which are being borne by the Registrant:

Securities and Exchange Commission ("Commission") registration fee.
                                                                 $   620.69
Accounting fees and expenses  . . . . . . . . . . . . . . . .      8,000.00

Legal fees and expenses . . . . . . . . . . . . . . . . . . .     25,000.00

Printing  . . . . . . . . . . . . . . . . . . . . . . . . . .      1,000.00
Blue Sky qualification fees and expenses  . . . . . . . . . .      1,000.00
Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . .        379.31
                                                                 $36,000.00


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL") sets forth circumstances under which directors, officers, employees and agents may be insured or indemnified against liability which they may incur in their capacity as such. The Certificate of Incorporation and Bylaws of the Company provide that the directors, officers, employees and agents of the Company shall be indemnified to the full extent permitted by law. Such indemnity shall extend to expenses, including attorney's fees, judgments, fines and amounts paid in the settlement, prosecution or defense of the foregoing actions. Section 102(b)(7) of the DGCL sets forth circumstances which a director's personal liability to a corporation or its stockholders for money damages for breach of fiduciary duty as a director may be eliminated or limited. The Certificate of Incorporation provides for the limitation of personal liability of directors to stockholders for monetary damages to the Company or its stockholders for such director's breach of fiduciary duty as a director of the Company to the full extent permitted by law.

     The Company carries a liability insurance policy for its officers and directors.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:


         (a)     List of Exhibits:

      Exhibit No.           Exhibit                             Location

          3(a)      Certificate of Incorporation                    (1)

          3(b)      Bylaws                                          (2)

          4(a)      Specimen Common Stock certificate               (3)

          4(b)      Specimen Preferred Stock Purchase
                    Rights certificate                              (4)

          4(c)      Terms of Warrants                               (5)

          4(d)      Registration Rights                             (5)

          5         Opinion of Elias, Matz, Tiernan &
                      Herrick L.L.P. regarding legality of
                      securities being registered                   E-2

          10(a)     Key Employee Stock Compensation Plan            (3)

          10(b)     Amendment, dated December 15, 1987,
                      to Key Employee Stock Compensation
                      Plan                                          (6)

          10(c)     1993 Stock Incentive Plan                       (7)

          10(d)     1993 Directors' Stock Option Plan               (7)

          10(e)     Stockholders Rights Agreement, dated
                      April 25, 1990, between the
                      Registrant and American Stock
                      Transfer and Trust Company, as
                      Rights Agent                                  (4)


          13        Annual Report to Stockholders for the
                    year ended December 31, 1994                    (8)

          22        Subsidiaries of the Company                     (8)

          24(a)     Consent of Elias, Matz, Tiernan &
                      Herrick L.L.P. (contained in the
                      opinion included as Exhibit 5)

          24(b)     Consents of Independent Public Accountants      *

          25        Power of Attorney (included in the
                      signature page to this Registration
                      Statement)


(1) Exhibit is incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1987 filed by the Registrant with the Commission.

(2) Exhibit is incorporated by reference to the Registrant's Registration Statement on Form S-4 (File No. 33-3685) filed with the Commission on March 3, 1986.

(3) Exhibit is incorporated by reference to the Registrant's Registration Statement on Form S-8 (File No. 33-10160) filed with the Commission on November 13, 1986.

(4) Exhibit is incorporated by reference to the Registrant's Registration Statement on Form 8-A filed with the Commission on April 30, 1990.

(5)  Appended to Prospectus.

(6) Exhibit is incorporated by reference to the Registrant's Registration Statement on Form S-8 (File No. 33-19570) filed with the Commission on January 19, 1988.

(7) Exhibit is incorporated by reference to the Registrant; Registration Statement on Form S-1 (File No. 33-59218) filed with the Commission on March 8, 1993.

(8) Incorporated by reference to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1994 filed with the Commission on March 24, 1995.

*    Previously filed.

     (b)  Financial Statement Schedules.

     No financial statement schedules are filed because the required information is not applicable or is included in the Consolidated Financial Statements or related Notes.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy and expressed in the Act, and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plymouth Meeting, Commonwealth of Pennsylvania on the 4th day of August 1995.


PROGRESS FINANCIAL CORPORATION


By: /s/ W. KIRK WYCOFF                              Date:  August 4, 1995
    W. Kirk Wycoff
    Director, President and
      Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby makes, constitutes and appoints W. Kirk Wycoff his true and lawful attorney, with full power to sign for such person and in such person's name and capacity indicated below any and all amendments to this Registration Statement, hereby ratifying and confirming such person's signature as it may be signed by said attorney to any and all amendments.



/s/ W. KIRK WYCOFF                                  Date:  August 4, 1995
W. Kirk Wycoff
Director, President and
  Chief Executive Officer
  (principal executive officer)



/s/ PETER J. MEIER                                  Date:  August 4, 1995
Peter J. Meier
Vice President and Corporate
  Controller (principal accounting
  officer)



/s/ WILLIAM O. DAGGETT, JR.*                        Date:  August 4, 1995
William O. Daggett, Jr.
Director



/s/ JOSEPH R. KLINGER*                              Date:  August 4, 1995
Joseph R. Klinger
Director

/s/ JOHN E. F. CORSON *                             Date:  August 4, 1995
John E. F. Corson
Director



/s/ DONALD F. U. GOEBERT *                          Date:  August 4, 1995
Donald F. U. Goebert
Director



/s/ JOSEPH R. KLINGER *                             Date:  August 4, 1995
Joseph R. Klinger



/s/ PAUL M. LANOCE *                                Date:  August 4, 1995
Paul M. LaNoce
Director



/s/ A. JOHN MAY, III *                              Date:  August 4, 1995
A. John May, III
Director



/s/ WILLIAM L. MUELLER *                            Date:  August 4, 1995
William L. Mueller
Director



/s/ CHARLES J. TORNETTA *                           Date:  August 4, 1995
Charles J. Tornetta
Director